UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES Interim CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the three months period ended March 31, 2025

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

AS OF MARCH 31, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED)

ASSETS	Notes	As of March 31, 2025	As of December 31, 2024
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	771,435,039	707,122,815
Others financial assets	7	9,163,855	11,899,281
Others non-financial assets	9	31,612,373	31,143,442
Trade and other current receivables	10	412,266,475	506,711,173
Accounts receivable from related parties	11	11,361,595	15,501,990
Inventories	12	454,802,223	459,384,555
Biological assets	13	7,593,826	16,883,106
Current tax assets	25	20,966,971	19,668,196
Total current assets other than non-current assets of disposal groups classified as held for sale		1,719,202,357	1,768,314,558
Non-current assets of disposal groups classified as held for sale	14	-	2,952,282
Total Non-current assets of disposal groups classified as held for sale		-	2,952,282
Total current assets		1,719,202,357	1,771,266,840

Non-current assets
Others financial assets	7	32,450,963	30,060,601
Others non-financial assets	9	11,254,922	13,674,236
Trade and other non-current receivables	10	5,725,685	5,966,414
Accounts receivable from related parties	11	225,082	844,344
Investments accounted for using equity method	16	139,036,463	139,746,921
Intangible assets other than goodwill	17	244,367,264	244,632,721
Goodwill	18	159,714,986	161,583,233
Property, plant and equipment (net)	19	1,499,397,684	1,522,708,449
Investment property	20	12,479,164	12,666,980
Right of use assets	22	48,986,017	45,017,172
Deferred tax assets	25	41,270,713	41,549,079
Total non-current assets		2,194,908,943	2,218,450,150
Total Assets		3,914,111,300	3,989,716,990

F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

AS OF MARCH 31, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of March 31, 2025	As of December 31, 2024
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	144,001,198	156,202,002
Current lease liabilities	22	9,974,047	9,451,551
Trade and other current payables	23	434,246,435	514,887,185
Accounts payable to related parties	11	38,098,080	36,417,518
Other current provisions	24	2,433,241	2,461,549
Current tax liabilities	25	46,130,827	41,110,171
Provisions for employee benefits	26	35,602,960	48,467,947
Others non-financial liabilities	27	86,399,437	51,008,288
Total current liabilities		796,886,225	860,006,211
Non-current liabilities
Others financial liabilities	21	1,213,723,913	1,234,231,722
Non-current lease liabilities	22	43,489,886	39,782,317
Trade and other non-current payables	23	74,495	45,275
Other non-current provisions	24	2,733,799	2,791,080
Deferred taxes liabilities	25	128,047,590	127,956,679
Provisions for employee benefits	26	48,769,009	48,032,415
Others non-current non-financial liabilities	27	4,177,951	4,355,981
Total non-current liabilities		1,441,016,643	1,457,195,469
Total Liabilities		2,237,902,868	2,317,201,680

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(22,256,567)	(3,288,422)
Retained earnings		994,667,062	965,778,261
Total equity attributable to equity holders of the parent		1,535,103,841	1,525,183,185
Non-controlling interests	29	141,104,591	147,332,125
Total Shareholders' Equity		1,676,208,432	1,672,515,310
Total Liabilities and Shareholders' Equity		3,914,111,300	3,989,716,990

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the three-months periods ended as of March 31,
		2025	2024
		ThCh$	ThCh$
Net sales	6	817,670,591	746,023,982
Cost of sales	30	(435,489,182)	(393,897,326)
Gross margin		382,181,409	352,126,656
Others income by function	31	4,875,644	1,064,779
Distribution costs	30	(148,691,249)	(134,752,730)
Administrative expenses	30	(52,433,131)	(42,611,167)
Others expenses by function	30	(94,049,420)	(86,913,343)
Other gains (losses)	32	(7,444,459)	1,064,348
Income from operational activities		84,438,794	89,978,543
Finance income	33	9,495,959	12,703,221
Finance costs	33	(20,752,884)	(19,368,518)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(1,517,971)	(3,317,839)
Gains (losses) on exchange differences	33	(444,237)	(8,467,435)
Result as per adjustment units	33	(6,017,421)	(1,879,441)
Income before taxes		65,202,240	69,648,531
Income tax (expense) benefit	25	(3,714,274)	(14,620,924)
Net income of period		61,487,966	55,027,607

Net income attributable to:
Equity holders of the parent		57,777,608	52,202,733
Non-controlling interests	29	3,710,358	2,824,874
Net income of period		61,487,966	55,027,607
Basic earnings per share (Chilean pesos) from:
Continuing operations		156.37	141.28
Diluted earnings per share (Chilean pesos) from:
Continuing operations		156.37	141.28

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the three-months periods ended as of March 31,
		2025	2024
		ThCh$	ThCh$
Net income of period		61,487,966	55,027,607
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(200,011)	299,834
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(200,011)	299,834
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	(21,245,701)	182,607,608
Gains (losses) on cash flow hedges	28	629,067	1,987,071
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		(20,616,634)	184,594,679
Others comprehensive income (loss), before tax		(20,816,645)	184,894,513
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	54,003	(80,955)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		54,003	(80,955)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(169,848)	(536,509)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(169,848)	(536,509)
Total other comprehensive income (loss)		(20,932,490)	184,277,049
Comprehensive income		40,555,476	239,304,656
Comprehensive income attributable to:
Equity holders of the parent		38,809,463	231,942,017
Non-controlling interests		1,746,013	7,362,639
Total Comprehensive income (expense)		40,555,476	239,304,656

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends according to policy (3)	-	-	-	-	-	-	(26,101,366)	(26,101,366)	-	(26,101,366)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(2,435,235)	(2,435,235)
Total comprehensive income (loss) (6)	-	178,121,717	1,390,465	227,102	-	179,739,284	52,202,733	231,942,017	7,362,639	239,304,656
Other increases (decreases) for other changes (9)	-	-	-	-	28,554,664	28,554,664	-	28,554,664	-	28,554,664
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(10,425,156)	(10,425,156)	-	(10,425,156)	(21,124,192)	(31,549,348)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	944,434	944,434
Total changes in equity	-	178,121,717	1,390,465	227,102	18,129,508	197,868,792	15,536,007	213,404,799	(15,252,354)	198,152,445
AS OF MARCH 31, 2024 (Unaudited)	562,693,346	20,026,332	(5,940,903)	(9,090,460)	(47,326,293)	(42,331,324)	911,407,559	1,431,769,581	103,765,445	1,535,535,026
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends (2)	-	-	-	-	-	-	(43,416,587)	(43,416,587)	-	(43,416,587)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,055,482)	(37,055,482)	-	(37,055,482)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,775,755)	(14,775,755)
Effects business combination (5)	-	-	-	-	-	-	-	-	20,756,762	20,756,762
Total comprehensive income (loss) (6)	-	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078	160,944,138	371,908,216	21,417,768	393,325,984
Other increases (decreases) for other changes (9)	-	-	-	-	28,554,665	28,554,665	-	28,554,665	(128,043)	28,426,622
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(2,607,049)	(2,607,049)	-	(2,607,049)	(1,702,590)	(4,309,639)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,746,184	2,746,184
Total changes in equity	-	208,678,212	3,399,936	(1,112,502)	25,946,048	236,911,694	69,906,709	306,818,403	28,314,326	335,132,729
AS OF DECEMBER 31, 2024 (Audited)	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(28,888,804)	(28,888,804)	-	(28,888,804)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,203,682)	(8,203,682)
Total comprehensive income (loss) (6)	-	(19,294,543)	470,390	(144,965)	973	(18,968,145)	57,777,608	38,809,463	1,746,013	40,555,476
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(19,294,543)	470,390	(144,965)	973	(18,968,145)	28,888,801	9,920,656	(6,227,534)	3,693,122
AS OF MARCH 31, 2025 (Unaudited)	562,693,346	31,288,284	(3,461,042)	(10,575,029)	(39,508,780)	(22,256,567)	994,667,062	1,535,103,841	141,104,591	1,676,208,432

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that was paid on November 28, 2024 as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 1 General information, letter C) numbers (3) and (8).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C), numbers (3) and Note 11 - Accounts and transactions with related parties, number (4).
(8)	See Note 1 - General information, letter C), numbers (3), (6) and (9).
(9)	See Note 1 - General information, letter C), number (2).

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the three-months periods ended as of March 31,
		2025	2024
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,174,820,540	1,071,409,644
Others proceeds from operating activities		6,685,085	8,121,234
Classes of cash payments from operating activities:
Payments of operating activities		(748,278,652)	(691,903,614)
Payments relating royaties, feed and commissions		(17,511,266)	(18,037,016)
Payments of salaries		(114,779,271)	(105,787,713)
Others payments for operating activities		(150,637,111)	(130,834,661)
Cash flow from operations		150,299,325	132,967,874
Dividends received		11,340	100
Interest paid		(21,319,801)	(19,532,306)
Interest received		9,497,820	12,671,128
Income tax paid		(7,687,465)	(5,647,184)
Other cash movements	32	(371,468)	820,571
Net cash inflows from operating activities		130,429,751	121,280,183

Cash flows from investing activities
Repayment of loan by related entities	11	912,191	176,052
Others payments to acquire interests in joint ventures	8	-	(9,214,316)
Proceeds from sales of property, plan and equipment		2,773,221	86,284
Purchase of property, plant and equipment		(28,509,534)	(44,446,452)
Purchases of intangibles assets		(3,254,285)	(577,367)
Net cash (outflow) from investing activities		(28,078,407)	(53,975,799)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(31,549,348)
Proceeds from short-term loans and bonds		21,041,764	11,987,083
Total proceeds from loans and bonds		21,041,764	11,987,083
Loan and bonds payments		(28,951,982)	(18,632,260)
Proceeds from issuing shares		230,135	944,434
Payments of lease liabilities		(2,449,533)	(2,821,518)
Dividends paid		(29,178)	-
Net cash (outflow) flow from financing activities		(10,158,794)	(40,071,609)

Net (decrease) increase in cash and cash equivalents		92,192,550	27,232,775
Effects of exchange rate changes on cash and cash equivalents		(27,880,326)	46,999,449
Increase (decrease) in cash and cash equivalents		64,312,224	74,232,224

Cash and cash equivalents at beginning of the year		707,122,815	618,154,016
Cash and cash equivalents at end of the period	8	771,435,039	692,386,240

F-9
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of March 31, 2025, the Company had a total 9,487 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	93	526
Others workers	338	8,947
Total	440	9,487

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2024 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of March 31, 2024.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia, United Kingdom and China that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 - Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá, Mango, Berries and Stones 6 (Sensation and Tropical). The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, H2OH!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Tres Erres Ice, Sierra Morena Ice, Campanario Sour, Ruta Cocktail, Sabor Andino Sour and Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the sidra category, CPCh distributes the brand Sidra 1888. On January 2023, CPCh materialized the acquisition of D&D SpA., adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced across the eight wineries that are part of the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized; the Donnaluna brand in the category of cockail wine, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands; in the sidra business, we started to import and to distribute the brands Sidra Real and 1888. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. In the wines and sidra category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos, Tostitos and Fandango brands, in addition to the distribution of Red Bull.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (“BBO”). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni, Amstel and Schneider brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite brand was incorporated. In February 2019, the local brand Andina was launched. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began. In October 2021, the local production of the Sol brand started. In July 2024, “Andina Refajo” (a ready to drink mix of beer and soft drink) was launched sided by the soft drink “Colombiana” (owned by Postobón).

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Regal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (9)	August 2033
Amstel in Uruguay (16)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2026
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Avena Integral Py, Lays stax SCO, Lays stax Original, TOstitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Avena Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay	October 2034
Blue Moon in Argentina (19)	December 2028 renewables
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Gatorade in Paraguay (21)	April 2033
Grolsch in Argentina	May 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	February 2028
Heineken in Paraguay (1)	April 2026
Heineken in Uruguay (9)	10 years renewables
Mas in Uruguay (15)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (10)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (13)	December 2026
Miller in Uruguay (6)	July 2026
Nestlé Pure Life in Chile (6)	December 2027
Paulaner in Paraguay	April 2026
Patagonia in Chile	Indefinitely
Pepsi, Seven Up, Mirinda and H2OH! in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free and Aquafina in Paraguay (21)	April 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (11)	Indefinitely
Red Bull in Paraguay (16)	Indefinitely
Rockstar in Chile (17)	December 2043
Rockstar in Paraguay (21)	April 2033
Schin in Paraguay (16)	In process
Split in Paraguay (16)	In process
Sol in Argentina (9)	10 years renewables
Sol in Chile (9)	10 years renewables
Sol in Colombia (3)	February 2028
Sol in Paraguay (1)	December 2025
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	February 2028
Villavicencio, Villa del Sur, Levite, Brio, Ser, We, Mate Power, Evian and Ser (powdered drink mix) (18)	Indefinitely
Warsteiner in Argentina (14)	May 2028
Watt´s in Uruguay	99 years renewables
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juice) rigid packaging, except carton in Chile (20)	December 2028
Watt's in Paraguay (12)	June 2026

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given .The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(6)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(7)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(9)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(10)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	Indefinite contract, notice of termination 6 months in advance.
(12)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Babidas del Paraguay S.A.
(13)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(14)	Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.
(15)	License automatically renewable for periods of 10 years.
(16)	Distribution started,distribution agremment under negociation.
(17)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.
(18)	The agreement will remain in effect except material breach, CCU ceases to be a shareholder of Aguas de Origen S.A., or a party is declared bankrupt.
(19)	After the initial termination date, license is automatically renewed under identical conditions (Rolling Contract), for two 5-year periods, subject to compliance with the conditions established in the contract.
(20)	Term shall be automatically renewed for equal and successive periods of 5 years each, unless notice is given at least 1 year prior to the expiration of the original term or any of its extensions.
(21)	After initial term, license is automatically renewed for 4 years, unless written non renewal notice of at least 1 year before initial term.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of March 31, 2025			As of December 31, 2024
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (6) (**)	76,035,409-0	Chile	Chilean Pesos	-	30.0005	30.0005	30.0005
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9602	0.0398	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9835	99.9835	99.9835
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9534	99.9776	99.9776
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8106	40.8106	40.8106
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1087	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5520	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1936	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1835	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	-	50.0970	50.0970	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9940	99.9940	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	-	99.9953	99.9953	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9981	74.9981	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	85.1506	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	57.2157	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	57.1536	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of March 31, 2025	As of December 31, 2024
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (6) (**)	76,035,409-0	Chile	Chilean Pesos	30.0005	30.0005
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9835	99.9835
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.9776	99.9776
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	40.8106	40.8106
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	50.0970	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	99.9940	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	99.9953	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9981	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On January 26, 2024, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 41,775,000 (equivalent to ThCh$ 38,055,772), in which the Company had a 99.9602% interest and CCU Inversiones S.A. had a 0.0398% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Bebidas Bolivianas BBO S.A.

On February 21, April 29, July 12 and December 30, 2024, the subsidiary CCU Inversiones II SpA. made a capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,019,971, USD 509,914, USD 1,087,508 and USD 495,052 (equivalent to ThCh$ 982,926, ThCh$ 483,235, ThCh$ 925,742 and ThCh$ 454,034), respectively. Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On March 13, 2025 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 255,029 (equivalent to ThCh$ 237,758). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(3) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired all of the shares held by Sudameris Bank S.A.E.C.A. in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

Since October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group, which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo.

According to these agreements contained in the masters contract, and once met all the conditions set in the mentioned contract, CCU became the owner of 51% of the shares of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and acquired AV S.A. in a 51% as well. The remaining 49% of the shares of these companies will remain in the hands of the Vierci Group.

At the closing date of these Financial Statements, not all the stipulations of the master agreement have yet been perfected; therefore, as of March 31, 2025, the Vierci Group's interest in Bebidas del Paraguay S.A. is 43% approximately.

The acquired business contributed revenues of ThCh$ 9,270,041 and net income of ThCh$ 108,368 for the period from Octuber 14, 2024 to December 31, 2024 and revenues of ThCh$ 7,261,392 and net loss of ThCh$ 456,327 as of March 31, 2025.

See more information in Note 15 - Business combination, letter b).

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

For this business combination, the provisional fair values of the assets and liabilities for AV S.A. were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	5,935,199
Inventories	5,053,629
Other current assets	819,009
Total current assets	11,807,837
Property, plant and equipment (net)	6,621,135
Intangible assets other than goodwill	12,264,118
Right of use assets	119,480
Total non-current assets	19,004,733
Total Assets	30,812,570
Current lease liabilities	59,618
Trade and other current payables	10,578,725
Other current liabilities	1,460,285
Total current liabilities	12,098,628
Non-current lease liabilities	59,862
Deferred tax liabilities	1,180,741
Total non-current liabilities	1,240,603
Total Liabilities	13,339,231
Net identifiable assets acquired	17,473,339
Non-controlling interests	(8,559,035)
Investment value	8,914,304
Consideration transferred	(18,860,580)
Cash flow obtained by business combination	17,112,779
Other reserves	(7,166,503)
-

As a result of the fair values indicated above, intangible assets have been generated, mainly Intangible and Property, plant and equipment, which are described in Note 17 - Intangible assets other than goodwill and Note 19 - Property, plant and equipment, respectively.

(4) Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merge was registered on the Inspection of legal entities of Salta province on September 25, 2024 and on the General Inspection of Justice of Buenos Aires on November 11, 2024.

(5) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated CirCCUlar SpA. in Chile, with a capital of ThCh$ 10,000,000, divided into 10,000,000 ordinary and nominative shares, which as of today is fully paid. The corporate purpose of CirCCUlar SpA. is the manufacture, recycling and commercialization of all types of plastic products and supplies.

(6) Cervecera Guayacán SpA.

On April 26, 2024, the subsidiary Cervecería Kunstmann S.A. made a capital contribution to Cervecera Guayacán SpA. in the amount of ThCh$ 84,131, in which the subsidiary Cervecería Kunstmann S.A. reached a 60.0002% interest which generated a positive equity effect at the Company's level of ThCh$ 31,300.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

(7) Millahue S.A.

At an Extraordinary Shareholder’s meeting held on August 29, 2024, it was approved to increase the capital stock of Millahue S.A. by ThCh$ 7,002,652 through the issuance of 17,142,310 nominative shares.

On September 4, 2024, the Company paid the capital contribution of ThCh$ 7,000,000, corresponding to its 99.9621% ownership in Millahue S.A.

A determined in the same Extraordinary Shareholder´s meeting, the preferential subscription period expired 30 calendar days from the date of the deed, therefore, as of December 31, 2024, the Company holds a 99.9773% ownership stake.

(8) Aguas de Origen S.A.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock purchase option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of the outstanding shares of the former joint venture Aguas de Origen S.A. Aguas de Origen S.A. was considered a joint venture until June 30, 2024 through its subsidiary CCU Argentina S.A.

During July 2024, Holding Internationale de Boissons S.A.S. accepted the exercise of the aforementioned option.

On July 1, 2024, CCU Argentina S.A. exercised the option for an amount of ThCh$ 47,217, reaching a participation of 50.1% of Aguas de Origen S.A.

The acquired business contributed revenues of ThCh$ 87,643,707 and net loss of ThCh$ 2,894,151 for the period from July 1, 2024 to December 31, 2024 and revenues of ThCh$ 42,213,264 and net loss of ThCh$ 236,343 as of March 31, 2025.

For this business combination by stages, provisional fair values of assets and liabilities were determined, wich are the followings:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	13,502,497
Inventories	11,903,064
Other current assets	2,293,374
Total current assets	27,698,935
Property, plant and equipment (net)	8,046,721
Intangible assets other than goodwill	25,481,126
Deferred tax assets	1,545,351
Total non-current assets	35,073,198
Total Assets	62,772,133
Others financial liabilities	8,351,355
Trade and other current payables	27,255,032
Others current liabilities	1,030,235
Total current liabilities	36,636,622
Other non- current provisions	1,691,168
Total non-current liabilities	1,691,168
Total Liabilities	38,327,790
Net identifiable assets acquired	24,444,343
Non-controlling interests	(12,197,727)
Investment value	12,246,616
Goodwill	5,557,026
Investment previously held	(15,128,327)
Gain for business combination by stages	(2,628,098)
Cash flow used to obtain control of subsidiary	(47,217)
-

As consequence of the fair values indicated above, mainly Intangible assets, Goodwill and Property, plant and equipment were generated, which are disclosed in Note 17 - Intangible assets other than goodwill, Note 18 - Goodwill and Note 19 - Property, plant and equipment, respectively.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

(9) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

On November 21, 2024, the subsidiary CCU Inversiones S.A. acquired an additional 0.4682% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 711,155, equivalent to 187,146,096 shares, reaching a direct participation of 85.1697% (indirect interest of 85.1506%), which generated a positive effect on the Company’s equity of ThCh$ 681,186.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On March 31, 2025, Promarca S.A. recorded a net income of ThCh$ 1,955,376 (ThCh$ 1,998,886 as of March 31, 2024) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On March 31, 2025, BCP recorded a net income of ThCh$ 1,335,618 (ThCh$ 1,679,394 as of March 31, 2024) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of March 31, 2025, BCCCU recorded a net income of ThCh$ 214,805 (ThCh$ 125,020 as of March 31, 2024).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2    Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements as of March 31, 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) – measured at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

At the date of issuance of these Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been published, which have not become effective or have not been adopted by the Company in advance, and are presented below and are mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

On the other hand, the application of the amendments to IAS 21, that came into effect as of January 1, 2025, had no effect on the Company's Interim Consolidated Financial Statements, since the use of the official exchange rates of those countries with exchange rate restrictions, for the corresponding translation to the presentation currency of the Parent Company, did not generate significant effects. The Company will continue to monitor the potential effects that could be generated in its financial statements as a result of significant variations between the official exchange rates and estimated exchange rates in the countries described above.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(1,303,188)	717,109

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of March 31, 2025	As of December 31, 2024	As of March 31, 2024
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	953.07	996.46	981.71
Cumulative monthly average US Dollar	Average USD	963.31	943.74	946.45
Euro	EUR	1,030.68	1,035.28	1,060.05
Argentine Peso	ARS	0.89	0.97	1.14
Uruguayan Peso	UYU	22.62	22.61	26.14
Canadian Dollar	CAD	662.77	693.82	725.26
Sterling Pound	GBP	1,230.40	1,249.01	1,239.69
Paraguayan Guarani	PYG	0.12	0.13	0.13
Swiss Franc	CHF	1,077.28	1,100.57	1,089.46
Bolivian	BOB	136.94	143.17	141.05
Australian Dollar	AUD	595.07	619.92	640.05
Danish Krone	DKK	138.16	138.84	142.13
Brazilian Real	BRL	166.56	161.32	196.21
Colombian Peso	COP	0.23	0.23	0.26
Yuan	CYN	131.19	136.24	135.19
Adjustment units
Unidad de fomento (*)	UF	38,879.09	38,416.69	37,093.52
Unidad indexada (**)	UI	141.96	139.09	156.28

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of March 31, 2025	As of December 31, 2024	As of March 31, 2024
Argentina Consumer Price Index	8,238.21	7,701.19	5,501.40
Index percentage variation of Argentina Consumer Price Index	7.0%	119.0%	56.3%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Option Contracts

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18 - Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the three months ended on March 31, 2025, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Interim Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 5 Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A., Aguas de Origen S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Corporate Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of March 31, 2025, the Company maintained foreign currency obligations amounting to ThCh$ 679,564,180 (ThCh$ 725,459,706 for the year ended December 31, 2024) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 570,336,484 as of March 31, 2025 (ThCh$ 600,172,708 for the year ended December 31, 2024) represent a 43% (44% as of December 31, 2024) of total other financial liabilities. The remaining 57% (56% as of December 31, 2024) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 601,653,461 (ThCh$ 621,497,508 for the year ended December 31, 2024) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 73,859,956 (ThCh$ 74,315,533 as of December 31, 2024).

As of March 31, 2025 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 1,518,895 (ThCh$ 4,356,360 for the year ended December 31, 2024).

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

As of March 31, 2025 of the Company’s total sales, both in Chile and abroad, 4% (4% as of March 31, 2024) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 65% (64% as of March 31, 2024) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2025, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 444,237 (ThCh$ 8,467,435 as of March 31, 2024).

Considering the exposure in Chile at March 31, 2025, after the use of derivative instruments is a liability of ThCh$ 1,518,895 (ThCh$ 4,356,360 as of December 31, 2024), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 110,879 (ThCh$ 651,342 as of March 31, 2024) associated of the owners of the controller.

Considering that approximately 4% of the Company’s sales revenue comes from export sales carried out in Chile (4% as of March 31, 2024), in currencies other than Chilean Peso, and that approximately 65% (64% as of March 31, 2024) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 13,985,570 (ThCh$ 12,685,457 as of March 31, 2024).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended March 31, 2025 was an income of ThCh$ 21,893,257 (ThCh$ 15,832,353 as of March 31, 2024). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 2,189,326 (ThCh$ 1,583,235 as of March 31, 2024).

The net investment in foreign subsidiaries, joint ventures and associates as of March 31, 2025 amounted to ThCh$ 559,138,768, ThCh$ 121,704,446 and ThCh$ 1,796,798 respectively (ThCh$ 553,685,601, ThCh$ 123,023,739 and ThCh$ 1,813,524 as of December 31, 2024). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 68,264,001 (ThCh$ 67,852,286 for the year ended December 31, 2024) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps. As of March 31, 2025 and December 31, 2023, a 100% of the Company’s debt is at fixed interest rates.

The term and conditions of the Company’s obligations with financial institutions as of March 31, 2025, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2025, related to short and long-term debt amounted to ThCh$ 20,752,884 (ThCh$ 19,368,518 as of March 31, 2024).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018 (See Note 2 - Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2025, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss ThCh$ 6,017,421 (ThCh$ 1,879,441 as of March 31, 2024). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 10,693,908 (ThCh$ 11,619,713 as of March 31, 2024).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% as of March 31, 2024) of the direct cost of the Chile Operating segment.

For the period ended March 31, 2025 in the Chile Operation segment, the cost of cans represented approximately 22% of direct costs (22% as of March 31, 2024). In the International Business Operating segment, the cost of cans represented approximately 35% of direct raw materials costs March 31, 2025 (35% as of March 31, 2024).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 28% (29% as of March 31, 2024) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (34% for the year endend December 31, 2024) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (57% for the year endend December 31, 2024) of our wine supply for export came from our own vineyards.

The remaining 66% (66% for the year endend December 31, 2024) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 55% (56% for the year ended December 31, 2024) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 10% (10% as of December 31, 2024) of the total supply.

We should consider that as of March 31, 2025 wine represents 55% (54% as of March 31, 2024) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 30% (26% as of March 31, 2024).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2025 amounted to ThCh$ 337,578,428 (ThCh$ 315,442,721 as of March 31, 2024). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 18,303,049 (ThCh$ 17,688,669 as of March 31, 2024) for the Chile Operating segment, ThCh$ 7,169,267 (ThCh$ 5,822,674 as of March 31, 2024) for the International Business Operating segment and ThCh$ 2,258,118 (ThCh$ 2,157,729 as of March 31, 2024) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 58% of total trade accounts receivable (58% for the year ended December 31, 2024). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of March 31, 2025 is equivalent to 82% (83% as of December 31, 2024) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 28 days average overdue (24 as of December 31, 2024).

As of March 31, 2025, the Company has approximately 1,454 customers (1,800 as of December 31, 2024) with more than Ch$ 10 million in debt each, which altogether represent approximately 88% (89% as of December 31, 2024) of total trade accounts receivable. There are 309 customers (373 customers as of December 31, 2024) with balances in excess of Ch$ 50 million each, representing approximately 77% (78% as of December 31, 2024) of the total accounts receivable. The 87% (88% as of December 31, 2024) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2024).

As of March 31, 2025 the Company has no significant guarantees from its customers.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of March 31, 2025, that amount to ThCh$ 7,485,791 (ThCh$ 7,785,695 for the year ended December 31, 2024), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 11% of total trade accounts receivable (11% as of December 31, 2024). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 79% (84% as of December 31, 2024) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of March 31, 2025 there were 77 customers (85 customers as of December 31, 2024) with more than ThCh$ 65,000 of debt each, which represent 94% (95% as of December 31, 2024) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 56 days average overdue (43 days average as of December 31, 2024).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of March 31, 2025. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of March 31, 2025 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates of these taxes, or any other tax, or changes in the regulations of them, could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The Company’s financial liabilities maturities as of March 31, 2025 and December 31, 2024 based on non-discounted contractual cash flows are summarized as follows:

As of March 31, 2025	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	200,059,465	21,928,180	19,105,110	76,507,425	103,781,828	4,961,241	226,283,784
Bond payable	1,131,635,656	74,273,499	44,850,440	105,351,306	61,071,937	1,142,026,032	1,427,573,214
Lease liabilities	53,463,933	3,570,832	8,904,290	16,651,218	9,947,565	29,628,617	68,702,522
Deposits for return of bottles and containers	11,888,633	-	11,888,633	-	-	-	11,888,633
Sub-Total	1,397,047,687	99,772,511	84,748,473	198,509,949	174,801,330	1,176,615,890	1,734,448,153
Derivatives
Derivatives not designated as hedges	2,685,371	-	2,685,371	-	-	-	2,685,371
Derivatives designated as hedges	11,455,986	508,934	2,731,522	5,477,609	5,463,045	-	14,181,110
Sub-Total	14,141,357	508,934	5,416,893	5,477,609	5,463,045	-	16,866,481
Total	1,411,189,044	100,281,445	90,165,366	203,987,558	180,264,375	1,176,615,890	1,751,314,634

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	207,904,935	27,660,050	22,865,553	80,529,312	104,271,082	4,918,795	240,244,792
Bond payable	1,157,437,074	15,010,590	103,735,572	106,227,041	62,491,195	1,177,559,067	1,465,023,465
Lease liabilities	49,233,868	3,217,880	7,862,529	13,956,205	8,530,907	26,162,114	59,729,635
Deposits for return of bottles and containers	11,772,459	-	11,772,459	-	-	-	11,772,459
Sub-Total	1,426,348,336	45,888,520	146,236,113	200,712,558	175,293,184	1,208,639,976	1,776,770,351
Derivatives
Derivatives not designated as hedges	652,079	652,079	-	-	-	-	652,079
Derivatives designated as hedges	12,667,177	1,359,777	2,833,330	5,526,492	5,541,056	-	15,260,655
Sub-Total	13,319,256	2,011,856	2,833,330	5,526,492	5,541,056	-	15,912,734
Total	1,439,667,592	47,900,376	149,069,443	206,239,050	180,834,240	1,208,639,976	1,792,683,085

(*) See current and non-current book value in Note 7 - Financial Instruments.

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented within are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

a)	Information as per operating segments for the three-months ended March 31, 2025 and 2024:

	Chile		International Business		Wines		Others		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	500,016,145	491,461,734	252,109,327	184,014,878	53,793,680	53,536,373	-	-	805,919,152	729,012,985
Others income	7,282,911	4,564,293	3,788,154	10,161,352	1,723,155	1,480,640	(1,042,781)	804,712	11,751,439	17,010,997
Sales revenue between segments	8,495,536	5,850,663	132,433	77,520	4,504,677	3,748,197	(13,132,646)	(9,676,380)	-	-
Net sales	515,794,592	501,876,690	256,029,914	194,253,750	60,021,512	58,765,210	(14,175,427)	(8,871,668)	817,670,591	746,023,982
Change %	2.8	-	31.8	-	2.1	-	-	-	9.6	-
Cost of sales	(281,019,270)	(264,424,557)	(125,893,164)	(98,282,020)	(37,649,394)	(36,027,712)	9,072,646	4,836,963	(435,489,182)	(393,897,326)
% of Net sales	54.5	52.7	49.2	50.6	62.7	61.3	-	-	53.3	52.8
Gross margin	234,775,322	237,452,133	130,136,750	95,971,730	22,372,118	22,737,498	(5,102,781)	(4,034,705)	382,181,409	352,126,656
% of Net sales	45.5	47.3	50.8	49.4	37.3	38.7	-	-	46.7	47.2
MSD&A (1)	(165,252,345)	(160,914,791)	(108,999,621)	(81,188,755)	(19,250,400)	(19,177,268)	535,998	(2,674,557)	(292,966,368)	(263,955,371)
% of Net sales	32.0	32.1	42.6	41.8	32.1	32.6	-	-	35.8	35.4
Others operating income (expenses)	703,081	286,912	648,287	187,831	299,386	170,066	1,017,458	98,101	2,668,212	742,910
Adjusted operating result (2)	70,226,058	76,824,254	21,785,416	14,970,806	3,421,104	3,730,296	(3,549,325)	(6,611,161)	91,883,253	88,914,195
Change %	(8.6)	-	45.5	-	(8.3)	-	-	-	3.3	-
% of Net sales	13.6	15.3	8.5	7.7	5.7	6.3	-	-	11.2	11.9
Net financial expense	-	-	-	-	-	-	-	-	(11,256,925)	(6,665,297)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(1,517,971)	(3,317,839)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(444,237)	(8,467,435)
Result as per adjustment units	-	-	-	-	-	-	-	-	(6,017,421)	(1,879,441)
Other gains (losses)	-	-	-	-	-	-	-	-	(7,444,459)	1,064,348
Income before taxes									65,202,240	69,648,531
Income tax (expense) benefit									(3,714,274)	(14,620,924)
Net income for period									61,487,966	55,027,607
Non-controlling interests									3,710,358	2,824,874
Net income attributable to equity holders of the parent									57,777,608	52,202,733
Depreciation and amortization	24,173,883	19,909,088	13,197,696	11,126,900	3,170,820	2,936,670	(871,604)	1,276,395	39,670,795	35,249,053
ORBDA (3)	94,399,941	96,733,342	34,983,112	26,097,706	6,591,924	6,666,966	(4,420,929)	9(5,334,766)	131,554,048	124,163,248
Change %	(2.4)	-	34.0	-	(1.1)	-	-	-	6.0	-
% of Net sales	18.3	19.3	13.7	13.4	11.0	11.3	-	-	16.1	16.6

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Sales information by geographic location

Net sales per geographical location	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Chile (1)	556,885,233	545,755,034
Argentina (2)	216,073,495	163,306,362
Uruguay	9,075,587	9,628,544
Paraguay	26,109,370	20,587,049
Bolivia	9,526,906	6,746,993
Foreign countries	260,785,358	200,268,948
Total	817,670,591	746,023,982
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Domestic sales	788,382,903	716,583,552
Exports sales	29,287,688	29,440,430
Total	817,670,591	746,023,982

Sales information by product category

Sales information by product category	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Alcoholic business	522,650,884	463,030,999
Non-alcoholic business	283,268,268	265,981,986
Others (1)	11,751,439	17,010,997
Total	817,670,591	746,023,982
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Chile operating segment	24,173,883	19,909,088
International Business operating segment	13,197,696	11,126,900
Wines operating segment	3,170,820	2,936,670
Others (1)	(871,604)	1,276,395
Total	39,670,795	35,249,053
(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Cash flows Operating Segments

Cash flows Operating Segments	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Cash flows from operating activities	130,429,751	121,280,183
Chile operating segment	115,359,242	74,814,419
International business operating segment	19,623,976	13,812,250
Wines operating segment	7,725,767	12,391,258
Others (1)	(12,279,234)	20,262,256

Cash flows from investing activities	(28,078,407)	(53,975,799)
Chile operating segment	(20,087,874)	(51,762,719)
International business operating segment	(2,922,062)	(13,811,773)
Wines operating segment	(2,204,166)	(3,592,635)
Others (1)	(2,864,305)	15,191,328

Cash flows from financing activities	(10,158,794)	(40,071,609)
Chile operating segment	(1,953,352)	(4,552,874)
International business operating segment	4,167,005	5,561,500
Wines operating segment	2,916,326	(7,134,126)
Others (1)	(15,288,773)	(33,946,109)

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Chile operating segment	21,206,185	26,758,985
International Business operating segment	5,531,124	13,937,031
Wines operating segment	2,207,959	3,595,508
Others (1)	2,818,551	556,243
Total	31,763,819	44,847,767
(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	1,745,686,098	1,801,212,657
International Business operating segment	941,573,606	987,649,086
Wines operating segment	456,369,707	459,435,444
Others (1)	770,481,889	741,419,803
Total	3,914,111,300	3,989,716,990
(1)	Includes assets corresponding to the Corporate Support Units.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Assets per geographic location

Assets per geographical location	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile (1)	2,913,591,553	2,940,871,838
Argentina (2)	869,533,126	900,201,584
Uruguay	39,240,867	41,006,180
Paraguay	41,984,677	56,257,348
Bolivia	47,124,003	47,985,109
Others (3)	2,637,074	3,394,931
Total	3,914,111,300	3,989,716,990
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	662,691,666	776,980,472
International Business operating segment	408,236,342	456,260,455
Wines operating segment	162,004,002	165,011,985
Others (1)	1,004,970,858	918,948,768
Total	2,237,902,868	2,317,201,680
(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended March 31, 2025 and 2024:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Net income of period	61,487,966	55,027,607
Add (Subtract):
Other gains (losses)	7,444,459	(1,064,348)
Finance income	(9,495,959)	(12,703,221)
Finance costs	20,752,884	19,368,518
Share of net income (loss) of joint ventures and associates accounted for using the equity method	1,517,971	3,317,839
Gains (losses) on exchange differences	444,237	8,467,435
Result as per adjustment units	6,017,421	1,879,441
Income tax (expense) benefit	3,714,274	14,620,924
Adjusted operating result	91,883,253	88,914,195
Depreciation and amortization	39,670,795	35,249,053
ORBDA	131,554,048	124,163,248

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(148,691,249)	(134,752,730)
Administrative expenses	(52,433,131)	(42,611,167)
Others expenses by function	(94,049,420)	(86,913,343)
Others expenses included in ´Others expenses by function´	2,207,432	321,869
Total MSD&A	(292,966,368)	(263,955,371)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	752,150	-	3,844,406	-
Marketable securities and investments in other companies	891,196	-	822,287	-
Derivatives designated as hedges	7,520,509	32,450,963	7,232,588	30,060,601
Total others financial assets	9,163,855	32,450,963	11,899,281	30,060,601
Trade and other current receivables	412,266,475	5,725,685	506,711,173	5,966,414
Accounts receivable from related parties	11,361,595	225,082	15,501,990	844,344
Total accounts receivables	423,628,070	5,950,767	522,213,163	6,810,758
Sub-Total financial assets	432,791,925	38,401,730	534,112,444	36,871,359
Cash and cash equivalents	771,435,039	-	707,122,815	-
Total financial assets	1,204,226,964	38,401,730	1,241,235,259	36,871,359
Bank borrowings	33,795,782	166,263,683	41,257,611	166,647,324
Bond payable	92,541,670	1,039,093,986	98,433,154	1,059,003,920
Deposits for return of bottles and containers	11,888,633	-	11,772,459	-
Total financial liabilities measured at amortized cost	138,226,085	1,205,357,669	151,463,224	1,225,651,244
Derivatives not designated as hedges	2,685,371	-	652,079	-
Derivatives designated as hedges	3,089,742	8,366,244	4,086,699	8,580,478
Total financial derivative liabilities	5,775,113	8,366,244	4,738,778	8,580,478
Total others financial liabilities (*)	144,001,198	1,213,723,913	156,202,002	1,234,231,722
Lease Liabilities	9,974,047	43,489,886	9,451,551	39,782,317
Total lease liabilities (**)	9,974,047	43,489,886	9,451,551	39,782,317
Trade and other current payables	434,246,435	74,495	514,887,185	45,275
Accounts payable to related parties	38,098,080	-	36,417,518	-
Total commercial obligations and other accounts payable	472,344,515	74,495	551,304,703	45,275
Total financial liabilities	626,319,760	1,257,288,294	716,958,256	1,274,059,314

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	752,150	752,150	3,844,406	3,844,406
Marketable securities and investments in other companies	891,196	891,196	822,287	822,287
Derivatives designated as hedges	39,971,472	39,971,472	37,293,189	37,293,189
Total others financial assets	41,614,818	41,614,818	41,959,882	41,959,882
Trade and other current receivables	417,992,160	417,992,160	512,677,587	512,677,587
Accounts receivable from related parties	11,586,677	11,586,677	16,346,334	16,346,334
Total accounts receivables	429,578,837	429,578,837	529,023,921	529,023,921
Sub-Total financial assets	471,193,655	471,193,655	570,983,803	570,983,803
Cash and cash equivalents	771,435,039	771,435,039	707,122,815	707,122,815
Total financial assets	1,242,628,694	1,242,628,694	1,278,106,618	1,278,106,618
Bank borrowings	200,059,465	206,202,269	207,904,935	215,234,323
Bond payable	1,131,635,656	1,035,495,562	1,157,437,074	1,065,681,949
Deposits for return of bottles and containers	11,888,633	11,888,633	11,772,459	11,772,459
Total financial liabilities measured at amortized cost	1,343,583,754	1,253,586,464	1,377,114,468	1,292,688,731
Derivatives not designated as hedges	2,685,371	2,685,371	652,079	652,079
Derivatives designated as hedges	11,455,986	11,455,986	12,667,177	12,667,177
Total financial derivative liabilities	14,141,357	14,141,357	13,319,256	13,319,256
Total others financial liabilities (*)	1,357,725,111	1,267,727,821	1,390,433,724	1,306,007,987
Lease Liabilities	53,463,933	53,463,933	49,233,868	49,233,868
Total lease liabilities (**)	53,463,933	53,463,933	49,233,868	49,233,868
Trade and other current payables	434,320,930	434,320,930	514,932,460	514,932,460
Accounts payable to related parties	38,098,080	38,098,080	36,417,518	36,417,518
Total commercial obligations and other accounts payable	472,419,010	472,419,010	551,349,978	551,349,978
Total financial liabilities	1,883,608,054	1,793,610,764	1,991,017,570	1,906,591,833

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

b)	Financial instruments by category:

As of March 31, 2025	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	752,150	-	-	752,150
Marketable securities and investments in other companies	891,196	-	-	891,196
Derivatives designated as hedges	-	-	39,971,472	39,971,472
Total others financial assets	1,643,346	-	39,971,472	41,614,818
Cash and cash equivalents	-	771,435,039	-	771,435,039
Trade and other receivable	-	417,992,160	-	417,992,160
Accounts receivable from related parties	-	11,586,677	-	11,586,677
Total financial assets	1,643,346	1,201,013,876	39,971,472	1,242,628,694

As of March 31, 2025	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	200,059,465	200,059,465
Bond payable	-	-	1,131,635,656	1,131,635,656
Deposits for return of bottles and containers	-	-	11,888,633	11,888,633
Derivatives not designated as hedges	2,685,371	-	-	2,685,371
Derivatives designated as hedges	-	11,455,986	-	11,455,986
Total Others financial liabilities	2,685,371	11,455,986	1,343,583,754	1,357,725,111
Lease liabilities	-	-	53,463,933	53,463,933
Trade and other current payables	-	-	434,320,930	434,320,930
Accounts payable to related parties	-	-	38,098,080	38,098,080
Total financial liabilities	2,685,371	11,455,986	1,869,466,697	1,883,608,054

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

As of December 31, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	3,844,406	-	-	3,844,406
Marketable securities and investments in other companies	822,287	-	-	822,287
Derivatives designated as hedges	-	-	37,293,189	37,293,189
Total others financial assets	4,666,693	-	37,293,189	41,959,882
Cash and cash equivalents	-	707,122,815	-	707,122,815
Trade and other receivable	-	512,677,587	-	512,677,587
Accounts receivable from related parties	-	16,346,334	-	16,346,334
Total financial assets	4,666,693	1,236,146,736	37,293,189	1,278,106,618

As of December 31, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	207,904,935	207,904,935
Bond payable	-	-	1,157,437,074	1,157,437,074
Deposits for return of bottles and containers	-	-	11,772,459	11,772,459
Derivatives not designated as hedges	652,079	-	-	652,079
Derivatives designated as hedges	-	12,667,177	-	12,667,177
Total Others financial liabilities	652,079	12,667,177	1,377,114,468	1,390,433,724
Lease liabilities	-	-	49,233,868	49,233,868
Trade and other current payables	-	-	514,932,460	514,932,460
Accounts payable to related parties	-	-	36,417,518	36,417,518
Total financial liabilities	652,079	12,667,177	1,977,698,314	1,991,017,570

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of March 31, 2025				As of December 31, 2024
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	3,875	38,747,426	10,947,052	2	3,500	36,218,088	11,237,316
Less than a year	-	-	6,296,463	2,580,808			6,157,487	2,656,838
Between 1 and 5 years	2	3,875	11,936,335	8,366,244			11,634,471	8,580,478
More than 5 years	-	-	20,514,628	-			18,426,130	-
Cross currency swaps UF/EURO	1	296	1,224,046	-	1	296	1,075,101	-
Less than a year	1	296	1,224,046	-			1,075,101	-
Cross currency swaps UF/USD	1	479	-	508,934	1	479	-	1,429,861
Less than a year	1	479	-	508,934			-	1,429,861
Subtotal hedging derivatives	4		39,971,472	11,455,986	4		37,293,189	12,667,177
Forwards USD	16	132,323	639,586	2,507,661	24	156,838	3,783,635	531,473
Less than a year	16	132,323	639,586	2,507,661	24	156,838	3,783,635	531,473
Forwards Euro	5	15,661	59,116	167,293	9	12,876	26,092	103,889
Less than a year	5	15,661	59,116	167,293	9	12,876	26,092	103,889
Forwards CAD	1	1,810	46,810	-	1	1,830	-	7,347
Less than a year	1	1,810	46,810	-	1	1,830	-	7,347
Forwards GBP	6	982	6,638	10,417	7	1,192	33,795	9,370
Less than a year	6	982	6,638	10,417	7	1,192	33,795	9,370
Forwards CHF	-	-	-	-	1	140	884	-
Less than a year	-	-	-	-	1	140	884	-
Subtotal derivatives with effects on income	28		752,150	2,685,371	42		3,844,406	652,079
Total instruments	32		40,723,622	14,141,357	46		41,137,595	13,319,256

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of March 31, 2025
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	84,771,958	CLP	75,204,382	9,567,576	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	72,958,734	CLP	54,725,936	18,232,798	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	18,699,216	USD	19,208,150	(508,934)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,572,936	EUR	10,348,890	1,224,046	06-02-2025

As of December 31, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	83,301,885	CLP	76,113,071	7,188,814	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	71,789,705	CLP	53,997,747	17,791,958	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	18,426,380	USD	19,856,241	(1,429,861)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,404,060	EUR	10,328,959	1,075,101	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended March 31, 2025 a credit before income taxes of ThCh$ 629,067 (ThCh$ 1,987,071 as of March 31, 2024), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1 Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2 Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3 Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of March 31, 2025	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	752,150	-	752,150	-
Marketable securities and investments in other companies	891,196	891,196	-	-
Derivatives designated as hedges	39,971,472	-	39,971,472	-
Total others financial assets	41,614,818	891,196	40,723,622	-
Derivatives not designated as hedges	2,685,371	-	2,685,371	-
Derivative designated as hedges	11,455,986	-	11,455,986	-
Total financial derivative liabilities	14,141,357	-	14,141,357	-

As of December 31, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	-	3,844,406	-
Marketable securities and investments in other companies	822,287	822,287	-	-
Derivatives designated as hedges	37,293,189	-	37,293,189	-
Total others financial assets	41,959,882	822,287	41,137,595	-
Derivatives not designated as hedges	652,079	-	652,079	-
Derivative designated as hedges	12,667,177	-	12,667,177	-
Total financial derivative liabilities	13,319,256	-	13,319,256	-

During the period ended March 31, 2025, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Cash on hand	335,194	358,534
Bank balances	297,780,406	400,213,133
Cash	298,115,600	400,571,667
Time deposits	266,009,694	222,861,432
Securities purchased under resale agreements	159,614,030	57,570,583
Investments in mutual funds	47,695,715	26,119,133
Short term investments classified as cash equivalents	207,309,745	83,689,716
Cash equivalents	473,319,439	306,551,148
Total	771,435,039	707,122,815

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The composition of cash and cash equivalents by currency as of March 31, 2025, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,630	779	-	783	-	-	256,002	-	335,194
Bank balances	41,985,540	245,571,916	2,494,943	2,551,190	1,552,871	718,968	1,580,878	1,324,100	297,780,406
Cash	42,063,170	245,572,695	2,494,943	2,551,973	1,552,871	718,968	1,836,880	1,324,100	298,115,600
Time deposits	-	263,406,228	-	-	2,603,466	-	-	-	266,009,694
Securities purchased under resale agreements	159,614,030	-	-	-	-	-	-	-	159,614,030
Investments in mutual funds	546,224	1,950,494	-	42,754,418	-	2,444,579	-	-	47,695,715
Short term investments classified as cash equivalents	160,160,254	1,950,494	-	42,754,418	-	2,444,579	-	-	207,309,745
Cash equivalents	160,160,254	265,356,722	-	42,754,418	2,603,466	2,444,579	-	-	473,319,439
Total	202,223,424	510,929,417	2,494,943	45,306,391	4,156,337	3,163,547	1,836,880	1,324,100	771,435,039

The composition of cash and cash equivalents by currency as of December 31, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,230	778	-	4,246	-	-	277,280	-	358,534
Bank balances	73,236,943	309,986,854	2,520,585	7,291,966	1,864,837	2,795,042	929,088	1,587,818	400,213,133
Cash	73,313,173	309,987,632	2,520,585	7,296,212	1,864,837	2,795,042	1,206,368	1,587,818	400,571,667
Time deposits	-	222,589,479	-	-	271,953	-	-	-	222,861,432
Securities purchased under resale agreements	57,570,583	-	-	-	-	-	-	-	57,570,583
Investments in mutual funds	221,200	199,256	-	23,252,691	-	2,445,986	-	-	26,119,133
Short term investments classified as cash equivalents	57,791,783	199,256	-	23,252,691	-	2,445,986	-	-	83,689,716
Cash equivalents	57,791,783	222,788,735	-	23,252,691	271,953	2,445,986	-	-	306,551,148
Total	131,104,956	532,776,367	2,520,585	30,548,903	2,136,790	5,241,028	1,206,368	1,587,818	707,122,815

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The composition of time deposits is detailed as follows:

As of March 31, 2025:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	03-26-2025	04-02-2025	UYU	566,118	0.58
Citibank - Uruguay	03-31-2025	04-01-2025	UYU	1,357,529	0.48
Citibank - Uruguay	03-28-2025	04-04-2025	USD	1,447,256	0.33
HSBC Bank S.A. - Uruguay	03-19-2025	04-18-2025	UYU	113,429	0.67
HSBC Bank S.A. - Uruguay	03-21-2025	04-20-2025	UYU	226,608	0.67
Scotiabank - Uruguay	03-21-2025	04-20-2025	UYU	339,782	0.56
Sumitomo Mitsui Banking Corporation - United States	02-27-2025	04-28-2025	USD	163,941,048	0.37
The Bank Of Nova Scotia Toronto - Canada	01-31-2025	04-02-2025	USD	49,909,835	0.37
The Bank Of Nova Scotia Toronto - Canada	03-25-2025	06-23-2025	USD	48,108,089	0.38
Total				266,009,694

As of December 31, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-27-2024	01-03-2025	UYU	1,495,089	0.63
Citibank - Uruguay	12-17-2024	01-18-2025	UYU	271,554	0.43
Sumitomo Mitsui Banking Corporation - United States	12-27-2024	02-27-2025	USD	169,500,536	0.37
The Bank Of Nova Scotia Toronto - Canada	11-29-2024	01-31-2025	USD	51,594,253	0.39
Total				222,861,432

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The composition of securities purchased under resale agreements is detailed as follows:

As of March 31, 2025:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					M$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	03-31-2025	04-03-2025	CLP	2,198,197	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	03-28-2025	04-03-2025	CLP	1,486,854	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-01-2025	CLP	684,603	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-01-2025	CLP	1,810,942	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-03-2025	CLP	569,313	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-03-2025	CLP	60,403	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-03-2025	CLP	585,721	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-03-2025	CLP	575,659	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-01-2025	CLP	39,883	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-01-2025	CLP	160,366	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-27-2025	04-01-2025	CLP	445,081	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	201,113	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	1,389,273	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	6,234,691	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	795,153	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	1,161,572	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	986,453	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	1,025,796	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	464,549	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	03-28-2025	04-03-2025	CLP	836,135	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-27-2025	04-03-2025	CLP	5,229,542	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-31-2025	04-03-2025	CLP	5,634,179	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-31-2025	04-03-2025	CLP	2,358,015	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-31-2025	04-03-2025	CLP	7,806	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-31-2025	04-03-2025	CLP	1,803	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-26-2025	04-01-2025	CLP	3,231	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-26-2025	04-01-2025	CLP	1,401,003	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-28-2025	04-03-2025	CLP	1,414,370	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-26-2025	04-01-2025	CLP	7,502,144	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	3,104,933	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	1,290,005	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	320,903	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	1,995,734	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	2,651,350	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	118,286	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	515,596	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	378,253	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	9,560,321	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	550,326	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-01-2025	CLP	5,938	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	9,971	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2025	04-01-2025	CLP	5,056	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-28-2025	04-03-2025	CLP	2,449,258	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-28-2025	04-03-2025	CLP	4,975	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	3,578,427	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	425,013	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	700,602	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	265,556	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	1,709,138	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-25-2025	04-01-2025	CLP	27,026	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-28-2025	04-03-2025	CLP	13,982	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-28-2025	04-03-2025	CLP	10,308	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-28-2025	04-03-2025	CLP	164,300	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-31-2025	04-08-2025	CLP	9,511,495	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-31-2025	04-08-2025	CLP	4,271,421	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-31-2025	04-08-2025	CLP	9,464,990	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	03-31-2025	04-08-2025	CLP	352,094	0.43
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-28-2025	04-03-2025	CLP	345,596	0.44
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-28-2025	04-03-2025	CLP	824,236	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-25-2025	04-01-2025	CLP	30,818	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-25-2025	04-01-2025	CLP	57,158	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-25-2025	04-01-2025	CLP	227,064	0.44
Sub-Total					100,203,979

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					M$
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-25-2025	04-01-2025	CLP	245,820	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-25-2025	04-01-2025	CLP	440,020	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-27-2025	04-03-2025	CLP	414,225	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	03-27-2025	04-03-2025	CLP	1,086,665	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	03-27-2025	04-01-2025	CLP	1,299,856	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	03-31-2025	04-03-2025	CLP	12,198,330	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	03-31-2025	04-03-2025	CLP	4,098,838	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	03-27-2025	04-01-2025	CLP	5,761,783	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	03-27-2025	04-01-2025	CLP	8,646,761	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	03-25-2025	04-01-2025	CLP	2,702,376	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	03-31-2025	04-03-2025	CLP	1,670	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	03-31-2025	04-03-2025	CLP	1,500,000	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	03-31-2025	04-03-2025	CLP	1,162	0.44
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-01-2025	CLP	1,267,326	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-01-2025	CLP	679,391	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-01-2025	CLP	511,810	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-01-2025	CLP	141,876	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-03-2025	CLP	92,428	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	03-27-2025	04-03-2025	CLP	307,810	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	03-27-2025	04-01-2025	CLP	148,751	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	03-27-2025	04-01-2025	CLP	552,580	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	03-27-2025	04-03-2025	CLP	400,237	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	03-27-2025	04-01-2025	CLP	589,340	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	03-27-2025	04-01-2025	CLP	407,143	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	03-27-2025	04-01-2025	CLP	4,110	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-27-2025	04-01-2025	CLP	433,656	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-27-2025	04-01-2025	CLP	1,191,863	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-27-2025	04-01-2025	CLP	4,862,206	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-27-2025	04-01-2025	CLP	6,714,028	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-27-2025	04-01-2025	CLP	1,307,990	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	03-31-2025	04-03-2025	CLP	1,400,000	0.44
Sub-Total					59,410,051
Total					159,614,030

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

As of December 31, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2024	01-07-2025	CLP	4,083,818	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2024	01-07-2025	CLP	4,410,111	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	896,018	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	4,523	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	413,911	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,086,468	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	14,194	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	80,644	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,220,137	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	150,090	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	1,837,442	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-07-2025	CLP	7,332	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	2,949,259	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	1,184	0.45
BCI Corredores de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2024	01-02-2025	CLP	996,877	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2024	01-02-2025	CLP	499,111	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	1,664,112	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	291,480	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	235,893	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	115,219	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	36,685	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	238,387	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	3,854	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	20,224	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	25,272	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	275,970	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	12-30-2024	01-02-2025	CLP	2,998,921	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-30-2024	01-07-2025	CLP	5,000,800	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-26-2024	01-02-2025	CLP	1,200,900	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	500,375	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	1,494	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	3,501,131	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	1,505,371	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	8,796,277	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,500,240	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-26-2024	01-02-2025	CLP	4,003,000	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,559	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	250,323	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	305,758	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	318,162	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	428,029	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	699,228	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	639,713	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	1,838,316	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	2,522,771	0.48
Total					57,570,583

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Payments for business acquisitions are detailed as follows:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Total cash receipt (disbursement) per business acquisition
Other cash payment to acquire interests in joint ventures (1)	-	9,214,316
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	-	31,549,348
	-	40,763,664
(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 1 - General Information, letter C), number (3).

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	2,681,653	150,449	3,733,396	91,829
Advertising	15,395,559	8,286,598	13,826,543	10,728,679
Advances to suppliers	5,933,201	-	9,039,012	-
Prepaid expenses	5,485,247	2,657,954	2,609,228	2,671,728
Total advances	29,495,660	11,095,001	29,208,179	13,492,236
Guarantees paid	6,638	150,562	6,898	172,873
Consumables	1,098,547	-	1,074,281	-
Dividends receivable	1,011,528	-	854,084	-
Others	-	9,359	-	9,127
Total others assets	2,116,713	159,921	1,935,263	182,000
Total	31,612,373	11,254,922	31,143,442	13,674,236

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	192,573,942	-	237,369,286	-
International business operating segment	112,114,097	-	138,558,576	-
Wines operating segment	49,108,648	-	68,720,452	-
Total commercial debtors	353,796,687	-	444,648,314	-
Impairment loss estimate	(7,485,791)	-	(7,785,695)	-
Total commercial debtors - net	346,310,896	-	436,862,619	-
Others accounts receivables	65,955,579	5,725,685	69,848,554	5,966,414
Total other accounts receivable	65,955,579	5,725,685	69,848,554	5,966,414
Total	412,266,475	5,725,685	506,711,173	5,966,414

The Company’s accounts receivable are denominated in the following currencies:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chilean Peso	240,700,153	299,240,865
Argentine Peso	101,527,632	121,581,952
US Dollar	40,597,646	52,213,269
Euro	8,404,376	7,817,297
Unidad de Fomento	2,640,020	2,606,146
Uruguayan Peso	6,672,814	8,684,460
Paraguayan Guarani	11,685,170	15,086,724
Bolivian	3,616,222	3,385,594
Others currencies	2,148,127	2,061,280
Total	417,992,160	512,677,587

The detail of the accounts receivable maturities as of March 31, 2025, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	192,573,942	181,101,988	6,611,854	1,205,474	1,842,860	1,811,766
International business operating segment	112,114,097	103,417,010	6,954,968	475,541	80,438	1,186,140
Wines operating segment	49,108,648	43,452,670	4,844,263	575,156	140,267	96,292
Total commercial debtors	353,796,687	327,971,668	18,411,085	2,256,171	2,063,565	3,094,198
Impairment loss estimate	(7,485,791)	(1,934,335)	(848,933)	(717,830)	(1,200,115)	(2,784,578)
Total commercial debtors - net	346,310,896	326,037,333	17,562,152	1,538,341	863,450	309,620
Others accounts receivables	65,955,579	65,443,299	95,499	262,605	2,777	151,399
Total other accounts receivable	65,955,579	65,443,299	95,499	262,605	2,777	151,399
Total current	412,266,475	391,480,632	17,657,651	1,800,946	866,227	461,019
Others accounts receivables	5,725,685	5,725,685	-	-	-	-
Total non-current	5,725,685	5,725,685	-	-	-	-

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The detail of the accounts receivable maturities as of December 31, 2024 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	237,369,286	227,786,575	5,823,766	1,143,994	1,430,423	1,184,528
International business operating segment	138,558,576	125,878,604	10,979,515	58,512	515,247	1,126,698
Wines operating segment	68,720,452	61,101,828	7,123,480	359,386	45,864	89,894
Total commercial debtors	444,648,314	414,767,007	23,926,761	1,561,892	1,991,534	2,401,120
Impairment loss estimate	(7,785,695)	(2,433,055)	(816,441)	(708,190)	(1,720,870)	(2,107,139)
Total commercial debtors - net	436,862,619	412,333,952	23,110,320	853,702	270,664	293,981
Others accounts receivables	69,848,554	69,335,509	189,703	164,757	97	158,488
Total other accounts receivable	69,848,554	69,335,509	189,703	164,757	97	158,488
Total current	506,711,173	481,669,461	23,300,023	1,018,459	270,761	452,469
Others accounts receivables	5,966,414	5,966,414	-	-	-	-
Total non-current	5,966,414	5,966,414	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of March 31, 2025, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 22% (22% as of December 31, 2024) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of March 31, 2025			As of December 31, 2024
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
		ThCh$	ThCh$		ThCh$	ThCh$
Up to date	0.09%	393,414,967	(1,934,335)	0.09%	484,102,516	(2,433,055)
0 to 3 months	22.16%	18,506,584	(848,933)	22.16%	24,116,464	(816,441)
3 to 6 months	61.53%	2,518,776	(717,830)	61.53%	1,726,649	(708,190)
6 to 12 months	100.00%	2,066,342	(1,200,115)	100.00%	1,991,631	(1,720,870)
More than 12 months	100.00%	3,245,597	(2,784,578)	100.00%	2,559,608	(2,107,139)
Total		419,752,266	(7,485,791)		514,496,868	(7,785,695)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write-off normally takes more than 1 year.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The movement of the impairment losses provision for accounts receivable is as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	(7,785,695)	(7,751,305)
Estimate of expected credit losses up 12 months	23,301	(2,339,099)
Estimate of expected credit losses longer than 12 months	(80,348)	(74,570)
Impairment provision of accounts receivable	(57,047)	(2,413,669)
Uncollectible accounts	109,068	987,556
Add back of unused provisions	18,396	1,694,001
Estimates resulting from business combinations (1)	-	(441,993)
Effect of translation into presentation currency	229,487	139,715
Total	(7,485,791)	(7,785,695)

(1) See Note 1 - Information general, letter C), number (8).

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 24 equal and successive installments of UF 676.6. On February, 2025, Cervecería Kunstmann S.A. made an advance payment of UF 20,581.21 corresponding to capital, reducing the total debt of this recognition.

(4)	According to the Share sales Purchase Agreement, dated April 29, 2024, the subsidiary Cervecería Kunstmann S.A., assigns and transfers to Cervecería Szot SpA. all the shares it held in Cervecería Szot SpA., which correspond to 97,856 shares, all ordinary shares of the same series, and which were fully paid. The amount of the transaction amounted to ThCh$ 208,755, which generated a negative equity effect at the Company's level of ThCh$ 60,881.

The payment of the shares, was made on the same date, through the transfer of ownership of the trademarks from Cervecería Szot SpA. to Cervecería Kunstmann S.A. for ThCh$ 251,756 and the difference, amounting to ThCh$ 43,000, was paid in cash by Cervecería Kunstmann S.A.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

On the same date, according to a debt recognition and transfer of personal property agreement, Cervecería Szot SpA. paid an amount of ThCh$ 224,393 to Cervecería Kunstmann S.A., in respect of liabilities for commercial relations. In addition, the company made a payment of ThCh$ 49,094 for pending shares and pledges by Representaciones Chile Beer Kevin Michael Szot EIRL., agreed in a purchase agreement on August 28, 2020. These debts were settled through the transfer of Property Plant and Equipment’ Cervecería Szot SpA. for an amount of ThCh$ 273,487.

(5)	According to the Share sales Purchase Agreement, dated December 12, 2024, the subsidiary CCU Inversiones II SpA. sold all the shares it held in Coralina S.A., wich responds to 18,000 all ordinary shares of the same series, and wich were fully paid. The amount of the transaction amounted to USD 251,556 (equivalent to ThCh$ 245,471), wich generated generated a negative effect on the Company’s equity ThCh$ 107,286.

The transaction table includes the main transactions made with related parties.

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	430	599
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	53
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,355	1,292
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	619	863
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	8,378	8,262
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	7,401	6,983
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	44,600	42,814
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	433	13,837
76,806,870-4	Transacciones e Inversiones Arizona Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	13
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	39,036	24,122
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	26,418	51,242
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	302,570	125,620
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	200,899	366,922
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	389	771
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,380,476	4,065,106
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	14,594	14,952
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,027	946
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	743,401	923,426
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	109
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	858	443
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,661
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui Y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	1,946	8,414
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	765	2,256
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	42,934	34,867
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	56
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,045	5,065
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,644	6,594
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	221,886	280,418
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	625	1,016
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,846	3,677
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	32,106	24,438
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	395	681
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	256	1,667
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	347	640
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	1,604	610
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	686	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	63	126
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	26
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	443
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	7,458	7,227
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	620	355
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	565,432	1,256,883
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sale of fixed asset	CLP	-	252,072
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	40,079	36,214
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,163	3,248
99,525,700-9	Las Margaritas S.A.	Chile	(1)	Subsidiary of the controller	Sales of products	CLP	126	-
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the associate of subsidiary	Sales of products	ARS	16,576	11,689
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	14,273	14,923
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	7,215	7,247
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Sales of products	USD	34,834	37,122
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	1,919	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	-	21,957
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	-	116,343
0-E	A.J. Boston S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	64
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	25,287	1,399,570
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Advance purchase	PYG	-	2,024,183
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Services provided	PYG	620,912	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	USD	2,839,465	852,648
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	127,066	203,491
0-E	Central de Ventas Tv S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	11	379
0-E	Compañía de Desarrollo Agropecuario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	200
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	27,885
0-E	Contenidos Dirigidos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	852
0-E	Editorial El País S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	22	893
0-E	Fundación Santa Librada	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	97
0-E	Hispanoamérica Tv Del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	235
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	11	24
0-E	Lauralia S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	4
0-E	Recursos Oportunos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	11
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	2,174,942	2,299,097
0-E	Servicios Contables y Sistemas del Py S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	1,355
0-E	Servicios Digitales S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	70	13
0-E	Talisman S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	48	1,893
0-E	Tv Acción S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	1,325
0-E	Société Des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Services provided	Other currencies	-	101,438
Total							11,361,595	15,501,990

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	225,082	844,344
Total							225,082	844,344

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	831,822	665,792
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	25,471	27,814
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	750,757	468,660
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	6,465	697
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	632,409	751,761
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,810	3,097
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	123,368	119,825
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,529	2,525
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	2,130,858	3,066,334
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	48,851	289,011
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	554	2,384
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	-	2,925
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	609,333	674,567
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	-	59,876
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	894	197
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	18,838	34,412
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	15
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,739	2,945
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	3,037,142	2,489,546
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	832,854	1,055,464
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	64,969	331,390
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	32,083	67,088
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the associate of subsidiary	Services received	ARS	117,102	175,594
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	34,982	13,950
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	-	60,022
0-E	Danone S.A.	France	(2)	Related to the associate of subsidiary	Services received	Euros	66,404	67,431
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	60,967	61,310
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to non-controlling subsidiary	Services received	Euros	4,086	19,125
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary	Purchase of products	Euros	18,179	63,378
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	569,706	432,613
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	-	262,340
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,939,691	577,618
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	24,670,240	20,536,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	853,236	1,721,042
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	26	26
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Royalty	PYG	59,944	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	362,784	1,885,846
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	72,987	195,266
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	14,073
0-E	Compañía de Bienes Raíces del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	1,262	389
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	1,634	2,935
0-E	Hispanoamérica Tv del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	2,111
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	282
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	1,402	186,659
0-E	Servicios Contables y Sistemas del PY S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	21,329	947
0-E	TV Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	6,918
0-E	Yerbatera Campesino S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	13,680	14,578
0-E	Société des Produits Nestlé S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Royalty	Other currencies	73,693	-
Total							38,098,080	36,417,518

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Most significant transactions and effects on results:

For the three-months periods ended March 31, 2025 and 2024, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Sales of products	1,494	940	960	514
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	101	76	729	693
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	62	46	47	35
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	136,482	(136,482)	193,629	(193,629)
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	23,732	(18,727)	21,771	(16,944)
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Sales of products	14,367	10,631	13,514	10,271
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Purchase of products	1,908,776	-	2,519,838	-
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Services received	298,540	(298,540)	269,859	(269,859)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	113,895	-	91,107	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Sales of products	18,008	7,203	12,892	4,689
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	912,191	13,251	176,052	10,303
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	8,613	(8,613)	35,020	(35,020)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	251,910	164,868	288,198	181,565
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services provided	56,958	56,958	22,589	22,589
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	166,539	(166,539)	264,800	(264,800)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	3,675,938	1,667,775	3,229,248	2,080,683
78,053,790-6	Servipag Ltda.	Chile	Related to the controller's shareholder	Services received	3,574	(3,574)	3,313	(3,313)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	6,946,539	-	6,088,680	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,142,342	1,142,342	3,043,685	3,043,685
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	674,023	(674,023)	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	1,466,055	-	1,434,472	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	-	-	635	604
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Sales of products	41,378	30,569	47,766	35,955
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	4,337	2,440	5,571	4,114
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	53,149	(52,985)	99,111	(99,111)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	323,397	(323,397)	56,902	(56,902)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	735	360
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	704,674	332,434	676,327	501,882
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	3,117	3,117	2,986	2,986
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	64,300,000	-	8,900,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	64,310,573	10,573	8,903,287	3,287
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	1,563,155	-	1,969,485	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	49,544	36,663	49,115	37,328
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	80,456	(80,456)	-	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	801	420	457	233
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	39,652	(39,652)	46,878	(46,878)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	3,398	-	1,853	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	32,524	(32,524)	78,774	(78,774)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	6,721,248	-	5,611,347	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,500,044	(1,500,044)	1,095,529	(1,095,529)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	146,363	146,363	120,823	120,823
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	28,262	10,403	28,477	11,454
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	2,015,701	(44,888)	65,504,694	(861,378)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	-	-	6,000,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	847	(847)	673	(673)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	90,028	64,484	93,054	67,162
99,506,030-2	Muellaje del Maipo S.A.	Chile	Related to the controller's shareholder	Sales of products	5,437	4,023	2,534	1,925
0-E	Aguas Danone de Argentina S.A	Argentina	Associate of subsidiary	Services received	64,654	(64,654)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Services provided	-	-	9,186,613	9,186,613
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Consignation sales	-	-	35,246,958	-
0-E	Danone Argentina S.A.	Argentina	Related to the associate of subsidiary	Purchase of products	1,209	(1,209)	-	-
0-E	Danone Argentina S.A.	Argentina	Related to the associate of subsidiary	Services received	66,819	(66,819)	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	39,795	(39,795)	55,790	(55,790)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	230,135	-	942,948	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	9,214,316	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution payable	-	-	1,533,004	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	75,326	(75,326)	77,766	(77,766)
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to the subsidiary's shareholder	Services received	14,903	(14,903)	811	(811)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to the subsidiary's shareholder	Purchase of products	124,557	-	29,543	-
0-E	Paulaner Brauerei Gruppe GmbH & Co. KgaA	Germany	Related to the controller's shareholder	Purchase of products	29,301	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	202,258	(202,258)	151,685	(151,685)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services provided	298,097	298,097	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	1,948,996	-	7,476,988	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	4,186,292	(4,186,292)	4,157,092	(4,157,092)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	27,966	(27,966)	32,822	(32,822)
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Purchase of products	3,965,723	(2,053,407)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services received	5,545	(5,545)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services provided	214,004	214,004	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Royalty	16,798	(16,798)	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	345,731	148,017	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Services received	33,751	(33,751)	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Purchase of products	103,429	(103,429)	-	-
0-E	Central de Ventas TV S.A.	Paraguay	Related to non-controlling subsidiary	Services received	38,879	(38,879)	-	-
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Purchase of products	1,160	(1,160)	1,255	(1,255)
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Sales of products	56	25	249	110
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Services received	731,646	(731,646)	-	-
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	2,644,510	1,163,584	-	-
0-E	Servicios Contables y Sistemas del PY S.A.	Paraguay	Related to non-controlling subsidiary	Services received	47,475	(47,475)	-	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until February 20, 2024	Purchase of shares	-	-	31,549,348	-

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 16, 2025, it was agreed to maintain the same remuneration for the Board of Directors, the Directors' Committee, and the Audit Committee.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Audit's Committee	17,359	16,588
Directors' Committee	19,931	19,045
Attendance meetings fee (*)	438,336	466,357

(*) In 2024 aincludes accrued per diem and dividend participation of director María Gabriela Cadenas.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Chief Executives’ remunerations:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Directors' Committee	3,881	4,338
Attendance meetings fee	56,562	56,300

The Chief Executives’ Remuneration as of March 31, 2025 amounted to ThCh$ 5,213,198 (ThCh$ 4,776,935 as of March 31, 2024). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Finished products	183,005,780	178,671,708
In process products	19,759,614	22,879,506
Raw material	230,713,667	222,314,812
Finished products and Raw material in transit	9,966,094	24,628,623
Materials	15,031,361	15,498,353
Realizable net value estimate and obsolescence	(3,674,293)	(4,608,447)
Total	454,802,223	459,384,555

For the period ended as of March 31, 2025 and 2024, the Company wrote off a total of ThCh$ 1,410,492 and ThCh$ 1,746,838, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Initial balance	(4,608,447)	(5,770,789)
Inventories write-down estimation	(581,790)	(6,769,193)
Write-off	1,410,492	7,930,817
Conversion effect	105,452	718
Total	(3,674,293)	(4,608,447)

As of March 31, 2025 and December 31, 2024, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at March 31, 2025 and December 31, 2024, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1, 2024
Historic cost	14,764,284
Book Value	14,764,284

As of December 31, 2024
Conversion effect	(173,046)
Acquisitions	34,634,429
Decreases due to harvesting	(33,400,203)
Others increases (decreases) (1)	1,057,642
Sub-Total	2,118,822
Book Value	16,883,106

As of December 31, 2024
Historic cost	16,883,106
Book Value	16,883,106

As of March 31, 2025
Conversion effect	(267,386)
Acquisitions	8,937,748
Decreases due to harvesting	(18,171,336)
Others increases (decreases) (1)	211,694
Sub-Total	(9,289,280)
Book Value	7,593,826

As of March 31, 2025
Historic cost	7,593,826
Book Value	7,593,826

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 14 Non-current assets of disposal groups classified as held for sale

a) Lands

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a portion of land located in the district of Quilicura, Metropolitan Region. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset. Subsequently, on March 22, 2024, and once the conditions established in the aforementioned promise were fulfilled, the deed of sale was signed.

On April 3, 2024, the sale was completed for ThCh$ 49,681,035. As a result of this transaction, a profit before income tax of ThCh$ 28,668,933 was determined and a net income effect of ThCh$ 20,928,321.

-	On October 4, 2023, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of the property identified as “site number eighteen” located in the district of Iquique, Tarapacá Region, in Chile. The promise of sale of this asset was signed on November 2, 2023. However, this promise of sale was conditioned to the fulfillment of legal and administrative conditions by CCU. Subsequently, once the conditions established in the aforementioned promise of sale were fulfilled, on September 10, 2024, the definitive sale and purchase agreement was signed, generating a reclassification of this asset as a Non-current assets held for sale.

On February 24, 2025, the sale was completed for ThCh$ 1,295,043. As a result of this transaction, a profit before income tax of ThCh$ 788,190 was determined and a net income effect of ThCh$ 575,379.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina.

According to the public deed dated December 13, 2024, the property was sold for ThCh$ 797,168. As a result of this transaction, a gain on Income/(loss) before taxes of ThCh$ 2,019 and a gain on Net income of ThCh$ 1,322 were generated.

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery. On August 27, 2024, the purchase agreement was signed, which remains on effect at the closing of these Interim Consolidated Financial Statements.

On August 27, 2024, purchase and sale agreement was signed, which was formalized in public deed dated February 20, 2025.

On February 24, 2025, the sale was completed for ThCh$ 3,684,135. As a result of this transaction, a profit before income tax of ThCh$ 1,330,299 was determined and a net income effect of ThCh$ 871,346.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. At the closing of these Interim Consolidated Financial Statements, only the execution of the title transfer deed is pending. The effect of this sale was recorded in income in the year 2022.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	-	2,357,031
Constructions	-	591,128
Machinery	-	4,123
Total	-	2,952,282

Note 15    Business Combinations

a)	Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. (“ADA”), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the “Transaction”). The Transaction included the purchase and sale of shares and capital contribution in Argentine pesos for a total amount equivalent to USD 28.8 million (ThCh$ 29,428,835).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of the company Aguas de Origen S.A. (“ADO”), at a value of one Argentine peso each, thus acquiring a 49% interest in this company. The payment for this acquisition was made effective on August 26, 2022.

It should be noted that ADO is the continuation of the business of ADA, which was effective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meetings of ADA and ADO on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of ADO's shares, thus from that date until June 30, 2024, ADO qualified as a joint venture of the Company.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024, Holding Internationale de Boissons S.A.S. notified CCU Argentina S.A. of the acceptance of the exercise of the purchase option to acquire the amount of 8,471,349 corresponding to 0.1% of the shares of the ADO joint venture. Therefore, from July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with a shareholding of 50.10% and exercise control over ADO.

For the business combination described above, the provisional fair values of assets and liabilities were determined (See Note 1 - General Information letter C), number (8)).

b)	AV S.A.

On October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group (hereafter “Vierci”), which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo (hereafter “AJ”).

According to the agreement, the parties agreed to consolidate the businesses of CCU, Bebidas del Paraguay S.A. (hereafter "BDP"), and Distribuidora del Paraguay S.A. (hereafter "DDP") with Vierci's business, AV S.A. (hereafter "AV"), based on the following milestones:

1. On the same date, CCU, through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., and Vierci entered into a Share Exchange Agreement for DDP to AV. Under this agreement, CCU transferred 49% of DDP shares to Vierci, and Vierci transferred 51% of AV shares to CCU.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

2. As stipulated in the Business Unit Transfer Agreement executed on the same date between BDP and AV, BDP acquired the Pepsi Business Unit. This unit comprises the assets, rights, obligations, contracts, licenses, and franchises of this new business

3. Also on October 14, 2024, CCU and Vierci entered into a Share Purchase Agreement. Under this agreement, CCU sold a specific number of BDP shares to Vierci, with the goal that Vierci would ultimately hold a 49% stake in BDP after fulfilling certain stipulations defined in the agreement.

One of the stipulations of the Share Purchase Agreement is the capitalization of the share premium recorded in BDP's equity. BDP issued 11,843 new shares as part of the share package that CCU sold to Vierci. The securities representing the BDP shares sold by CCU were delivered to Vierci once the share premium capitalization was formalized on December 11, 2024.

The sale price of these shares amounted to USD 17,979,350 (equivalent to ThCh$ 17,112,779), paid as follows: USD 8,000,000 on October 14, 2024 and the remaining USD 9,979,350 on December 11, 2024 coinciding with the delivery of the securities to Vierci.

As of the date of these Financial Statements, not all stipulations of the agreement have been fulfilled. Therefore, Vierci's ownership in BDP as of March 31, 2025, is a 43% approximately.

For this business combination, provisional fair values have been determined for the assets and liabilities (See Note 1 - General Information, letter C, number (3)).

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of March 31, 2025 and December 31, 2024, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of March 31, 2025	As of December 31, 2024
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	15,535,219	14,909,658
Central Cervecera de Colombia S.A.S.	50.00	15,131,063	17,676,953
Zona Franca Central Cervecera S.A.S.	50.00	106,573,383	105,346,786
Total joint ventures		137,239,665	137,933,397
Aguas Danone de Argentina S.A.	49.00	914,045	917,067
Other companies		882,753	896,457
Total associates		1,796,798	1,813,524
Total		139,036,463	139,746,921

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(2,942,912)	(4,156,657)
Zona Franca Central Cervecera S.A.S.	608,146	189,635
Aguas de Origen S.A. (*)	(4,744)	473,463
Cervecería Austral S.A.	789,320	614,643
Total joint ventures	(1,550,190)	(2,878,916)
Aguas Danone de Argentina S.A.	17,184	(438,923)
Other companies	15,035	-
Total associates	32,219	(438,923)
Total	(1,517,971)	(3,317,839)

(*) Joint venture of subsidiary until June 30, 2024.

Changes in investments in joint ventures and associates are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	139,746,921	149,593,180
Capital contributions to acquire interests in joint ventures	-	10,658,097
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(1,517,971)	(9,494,703)
Dividends received	(249,621)	(854,084)
Investment previously held (1)	-	(15,128,327)
Others (*)	1,057,134	4,972,758
Total	139,036,463	139,746,921

(*) Mainly includes effects from the foreign currency of joint ventures.

(1) See Note 1 - General Information letter C), number (8).

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

As of March 31, 2025 and December 31, 2024, the amount of capital contributions to CCC and ZF CC amounts to USD 315,150,660 (equivalent to ThCh$ 216,941,694 based on the exchange rates at the dates of the contributions), respectively. During 2024, a capital contribution of MCOP 43,000,000, equivalent to ThCh$ 10,658,097, was made through a payment schedule, where the first installment was paid on February 22, 2024 in the amount of USD 3,050,330, equivalent to ThCh$ 2,951,256, the second payment on March 21, 2024 in the amount of USD 6,417,661, equivalent to ThCh$ 6,263,060 and the third payment on April 25, 2024 in the amount of USD 1,512,478, equivalent to ThCh$ 1,443,781 (See Note 11 - Accounts and transactions with related parties).

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 29,428,835).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that ADO, is the continuation of the business of ADA.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024 Holding Internationale de Boissons S.A.S., notified CCU Argentina S.A., the acceptance of the exercise of the purchase option to acquire 8,471,349 shares corresponding to a 0.1% interest in the ADO joint venture. Therefore, as of July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with an ownership of 50.10%, and exercise control over ADO (See Note 1 - General Information letter C), number (8)).

The Company does not have any contingent liabilities related to joint ventures and associates as of March 31, 2025.

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates		Joint ventures
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	101,954	130,158	102,677,019	85,454,616
Non-current assets	3,145,014	3,229,224	320,882,552	323,251,454
Current liabilities	301,258	350,258	146,738,022	123,265,925
Non-current liabilities	1,080,312	1,137,511	3,609,533	10,187,080

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

	Associates		Joint ventures
	For the three-months periods ended as of March 31,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Interim Income Statement (Summarized)
Net sales	41,820	45,020	75,363,310	122,691,129
Operating result	30,025	40,521	(5,109,477)	(5,264,421)
Net income for period	25,389	(895,786)	(3,563,662)	(5,610,042)
Other comprehensive income	(30,924)	246,116	3,750,976	41,608,578
Depreciation and amortization	(58,856)	(45,064)	(8,345,731)	(5,958,655)

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2024
Additions	251,755	11,267,169	-	-	11,518,924
Additions for business combinations (cost) (2)	25,481,126	157,532	-	12,106,585	37,745,243
Additions for business combinations (amortization) (2)	-	(71,682)	-	-	(71,682)
Divestitures (cost)	(344,502)	(199,218)	-	-	(543,720)
Divestitures (amortization)	-	80,639	-	-	80,639
Amortization of year	-	(6,463,401)	-	(184,178)	(6,647,579)
Conversion effect (amotization)	-	(17,867)	-	(408)	(18,275)
Conversion effect (cost)	(2,395,767)	(143,898)	-	985,301	(1,554,364)
Others increases (decreases) (1)	46,590,094	4,456,319	-	(46,085)	51,000,328
Sub-Total	69,582,706	9,065,593	-	12,861,215	91,509,514
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2024
Historic cost	196,593,811	78,489,729	3,199,349	16,524,048	294,806,937
Accumulated amortization	-	(49,121,594)	-	(1,052,622)	(50,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of March 31, 2025
Additions	-	5,123,140	-	-	5,123,140
Amortization of period	-	(1,498,743)	-	(201,990)	(1,700,733)
Conversion effect (amotization)	-	165,068	-	18,064	183,132
Conversion effect (cost)	(9,728,500)	(468,756)	-	(850,488)	(11,047,744)
Others increases (decreases) (1)	6,894,146	162,196	-	120,406	7,176,748
Sub-Total	(2,834,354)	3,482,905	-	(914,008)	(265,457)
Book Value	193,759,457	32,851,040	3,199,349	14,557,418	244,367,264

As of March 31, 2025
Historic cost	193,759,457	80,657,207	3,199,349	15,359,480	292,975,493
Accumulated amortization	-	(47,806,167)	-	(802,062)	(48,608,229)
Book Value	193,759,457	32,851,040	3,199,349	14,557,418	244,367,264
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).

There are no restrictions or pledges on intangible assets.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,815,137	34,177,235
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA.	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	14,166,999
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	53,279,514	53,641,612
International Business	CCU Argentina S.A. and subsidiaries (1)	106,585,979	108,477,721
	Marzurel S.A. and Milotur S.A.	2,798,032	2,796,692
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,621,436	3,859,274
	Bebidas Bolivianas BBO S.A.	7,471,096	7,811,229
	Sub-Total	120,476,543	122,944,916
Wines	Viña San Pedro Tarapacá S.A.	20,003,400	20,007,283
	Sub-Total	20,003,400	20,007,283
Total		193,759,457	196,593,811
(1)	See Note 1 - General information, letter C), number (8).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2024
Historic cost	127,592,056
Book Value	127,592,056

As of December 31, 2024
Additions for business combinations (2)	5,557,026
Others increases (decreases) (1)	29,770,740
Conversion effect	(1,336,589)
Sub-Total	33,991,177
Book Value	161,583,233

As of December 31, 2024
Historic cost	161,583,233
Book Value	161,583,233

As of March 31, 2025
Others increases (decreases) (1)	3,860,030
Conversion effect	(5,728,277)
Sub-Total	(1,868,247)
Book Value	159,714,986

As of March 31, 2025
Historic cost	159,714,986
Book Value	159,714,986
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (8).

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	445	480
	D&D SpA.	2,100,677	2,100,677
	Cervecera Guayacán SpA.	456,007	456,007
	Sub-Total	46,502,610	46,502,645
International Business	CCU Argentina S.A. and subsidiaries	53,101,792	54,647,107
	Aguas de Origen S.A. (1)	6,086,914	5,557,026
	Marzurel S.A. and Milotur S.A.	5,189,362	5,186,877
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,350,745	5,702,154
	Bebidas Bolivianas BBO S.A.	11,067,419	11,571,280
	Sub-Total	80,796,232	82,664,444
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		159,714,986	161,583,233
(1)	See Note 1 - General information, letter C), number (8).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia
Estimated CAPEX for the year 2025 ThCh$	145,087	32,089	2,553	10,367	3,364
Perpetual growth	3.00%	4.00%	5.00%	4.00%	4.38%
Discount rate	8.26%	20.03%	9.26%	10.71%	15.91%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 4% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of March 31, 2025, management has not evidenced any indications of impairment.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,725	2,393,284,222
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,284)	(1,119,296,527)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2024
Additions	-	-	-	-	151,398,096	-	-	151,398,096
Additions for business combinations (cost) (2)	88,470,136	72,966,245	2,649,396	8,561,542	551,780	4,057,829	-	177,256,928
Additions for business combinations (depreciation) (2)	(84,333,663)	(67,937,215)	(2,480,683)	(5,769,867)	-	(2,067,644)	-	(162,589,072)
Transfers	62,753,106	85,199,469	18,204,523	21,287,171	(207,075,134)	12,757,139	6,873,726	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (3)	(506,853)	-	-	-	-	-	-	(506,853)
Conversion effect historic (cost)	(9,232,020)	(13,285,027)	(5,496,314)	330,494	(1,244,492)	(65,992)	(601,347)	(29,594,698)
Divestitures (cost)	(83,937)	(2,982,441)	(2,818,278)	(1,010,239)	-	(522,389)	-	(7,417,284)
Divestitures (depreciation)	82,156	2,799,668	2,714,634	993,355	-	498,166	-	7,087,979
Capitalized interests	-	-	-	-	897,679	-	-	897,679
Depreciation	(27,890,418)	(47,667,987)	(29,209,087)	(17,226,695)	-	(10,169,683)	(2,420,023)	(134,583,893)
Conversion effect (depreciation)	5,517,420	3,330,929	1,335,164	(402,828)	-	(80,968)	125,371	9,825,088
Others increases (decreases) (1)	63,120,877	105,791,787	40,340,406	4,979,101	17,290,371	1,737,930	4,840,400	238,100,872
Write off (cost)	(140,144)	(978,499)	(9,870,685)	(7,368,902)	-	(2,292,147)	(1,429,284)	(22,079,661)
Write off (depreciation)	140,084	816,166	9,563,494	7,177,329	-	2,066,297	1,162,203	20,925,573
Sub-Total	97,896,744	138,053,095	24,932,570	11,550,461	(38,181,700)	5,918,538	8,551,046	248,720,754
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2024
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,073	2,912,463,921
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,586)	(1,389,755,472)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of March 31, 2025
Additions	-	-	-	-	19,972,274	-	-	19,972,274
Transfers	4,666,250	14,646,277	5,038,833	4,855,475	(33,144,026)	3,937,191	-	-
Conversion effect historic (cost)	(19,481,180)	(25,405,922)	(8,407,501)	(3,046,564)	(1,428,179)	(866,992)	(861,257)	(59,497,595)
Divestitures (cost)	-	-	(12,977)	(2,718)	-	(45,204)	-	(60,899)
Divestitures (depreciation)	-	-	12,937	1,371	-	45,205	-	59,513
Capitalized interests	-	-	-	-	98,271	-	-	98,271
Depreciation	(7,222,021)	(12,170,621)	(7,541,405)	(4,483,811)	-	(2,696,291)	(519,320)	(34,633,469)
Conversion effect (depreciation)	7,340,009	9,174,317	2,995,716	1,679,893	-	486,039	232,188	21,908,162
Others increases (decreases) (1)	8,163,097	13,521,199	4,503,574	839,955	1,030,646	318,320	498,044	28,874,835
Divestitures (cost)	(94,247)	(1,875,703)	(197,499)	(1,140,991)	-	(57,988)	-	(3,366,428)
Divestitures (depreciation)	93,287	1,875,703	195,568	1,135,182	-	34,831	-	3,334,571
Sub-Total	(6,534,805)	(234,750)	(3,412,754)	(162,208)	(13,471,014)	1,155,111	(650,345)	(23,310,765)
Book Value	652,543,300	507,467,400	94,516,903	64,169,027	107,502,870	38,829,042	34,369,142	1,499,397,684

As of March 31, 2025
Historic cost	1,061,814,933	1,080,982,144	274,235,404	195,441,733	107,502,870	121,529,384	56,927,688	2,898,434,156
Accumulated depreciation	(409,271,633)	(573,514,744)	(179,718,501)	(131,272,706)	-	(82,700,342)	(22,558,546)	(1,399,036,472)
Book Value	652,543,300	507,467,400	94,516,903	64,169,027	107,502,870	38,829,042	34,369,142	1,499,397,684
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), numbers (3) and (8) for 2024.
(3)	See Note 14 - Non-current assets of disposal groups classified as held for sale.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The balance of the land at the end of each period is as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	276,063,041	277,836,130
Total	276,063,041	277,836,130

Capitalized interest as of March 31, 2025 amounted ThCh$ 98,271 (ThCh$ 128,198 as of March 31, 2024), using an annually capitalization rate of 3.39% (3.25% as of March 31, 2024).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of March 31, 2025, the Company maintained approximately 4,740 hectares of which 4,300 are for vines in production stage. Of the total hectares mentioned above 4,139 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2024, the production in plant vines yield was approximately 70.0 million kilos of grapes (63.5 million kilos of grapes in 2023).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at March 31, 2025.

The depreciation year ended as of March 31, 2025 and 2024, recognized in net income and other assets is as follows:

	As of March 31, 2025	As of March 31, 2024
	ThCh$	ThCh$
Recognized in net incomes (*)	34,429,997	30,847,674
Recognized in others assets	203,472	216,375
Total	34,633,469	31,064,049

(*) Includes ThCh$ 225,246 (ThCh$ 234,035 as of March 31, 2024) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2024
Additions	-	104,837	104,837
Depreciation	-	(117,496)	(117,496)
Conversion effect (cost)	(395,391)	(143,640)	(539,031)
Conversion effect (depreciation)	-	8,647	8,647
Others increases (decreases) (1)	3,791,970	1,296,897	5,088,867
Sub-Total	3,396,579	1,149,245	4,545,824
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2024
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980

As of March 31, 2025
Depreciation	-	(29,427)	(29,427)
Conversion effect (cost)	(565,822)	(207,512)	(773,334)
Conversion effect (depreciation)	-	12,885	12,885
Others increases (decreases) (1)	447,971	154,089	602,060
Sub-Total	(117,851)	(69,965)	(187,816)
Book Value	9,394,781	3,084,383	12,479,164

As of March 31, 2025
Historic cost	9,394,781	4,091,825	13,486,606
Accumulated depreciation	-	(1,007,442)	(1,007,442)
Book Value	9,394,781	3,084,383	12,479,164

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2025 and 2024. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 59,438 for the period ended as of March 31, 2025 (ThCh$ 70,350 as of March 31, 2024). In addition, the expenses associated with such investment properties amounted to ThCh$ 24,236 for the period ended as of March 31, 2025 (ThCh$ 48,354 as of March 31, 2024).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 23,849,316.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	33,795,782	166,263,683	41,257,611	166,647,324
Bonds payable (1)	92,541,670	1,039,093,986	98,433,154	1,059,003,920
Derivatives not designated as hedges (2)	2,685,371	-	652,079	-
Derivatives designated as hedges (2)	3,089,742	8,366,244	4,086,699	8,580,478
Deposits for return of bottles and containers	11,888,633	-	11,772,459	-
Total	144,001,198	1,213,723,913	156,202,002	1,234,231,722

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,960	5,981	7,941	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,211	9,955	13,166	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,599	-	7,599	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,305,200	-	2,305,200	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	741,200	-	741,200	At maturity	6.54
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,027,740	2,027,740	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,780	-	30,780	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	15,390	-	15,390	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	56,166	56,166	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	90,851	-	90,851	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	-	3,007,164	3,007,164	At maturity	6.14
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	847,071	825,943	1,673,014	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	186,480	186,480	At maturity	6.66
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	4,084,427	-	4,084,427	At maturity	36.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	7,361,806	-	7,361,806	At maturity	35.10
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,634,451	-	2,634,451	At maturity	36.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	288,285	288,285	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	287,913	287,913	At maturity	4.89
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	287,223	287,223	At maturity	4.89
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	558,753	-	558,753	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	1,772,851	-	1,772,851	At maturity	36.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	64,767	587,110	651,877	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	32,207	505,036	537,243	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	27,252	782,814	810,066	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,080	176,133	217,213	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	9,400	-	9,400	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	45,429	917,467	962,896	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	16,291	301,258	317,549	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,889	328,645	333,534	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,465	164,322	166,787	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,351	1,300,886	1,320,237	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,648	410,806	413,454	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	917	616,209	617,126	Semiannual	5.95
Total							20,722,246	13,073,536	33,795,782
(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	467,966	4,059	472,025	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	40,330	29,579,981	29,620,311	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	69,337	617,780	687,117	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	2,918,384	2,918,384	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	114,779	21,098	135,877	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	130,345	-	130,345	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	58,577,611	-	58,577,611	Semiannual	1.00
Total							59,400,368	33,141,302	92,541,670

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,200	4,557	7,757	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	4,219	8,564	12,783	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,464	7,599	15,063	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	250,700	250,700	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	779,700	779,700	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,531,581	-	16,531,581	At maturity	6.66
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,375	2,000,000	2,067,375	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	28,873	28,873	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	193,832	193,832	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	3,033,627	-	3,033,627	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	-	1,654,532	1,654,532	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	55,728	55,728	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	136,160	-	136,160	At maturity	6.66
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	661,245	-	661,245	At maturity	37.60
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	6,507,456	-	6,507,456	At maturity	38.61
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,886,894	-	2,886,894	At maturity	37.90
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	4,404	-	4,404	At maturity	37.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	69,185	613,839	683,024	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,748	1,272,408	1,309,156	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,178	818,453	819,631	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	22,421	184,152	206,573	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,924	186,120	200,044	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	32,803	959,236	992,039	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	12,190	314,973	327,163	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	343,607	343,607	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	171,803	171,803	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	1,360,111	1,360,111	Semiannual	5.95
Total							30,032,074	11,225,537	41,257,611

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,291,794	4,018	1,295,812	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	39,382	29,000,086	29,039,468	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	68,567	304,335	372,902	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	8,012,800	8,012,800	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	751,564	21,069	772,633	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,159,263	-	1,159,263	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	110,782	57,669,494	57,780,276	Semiannual	1.00
Total							3,421,352	95,011,802	98,433,154

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,715	17,886	12,615	47,216	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	28,655	32,076	29,645	90,376	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,000,000	-	-	30,000,000	At maturity	6.54
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,735,273	-	-	6,735,273	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,979,691	-	5,979,691	At maturity	7.44
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,174,220	1,174,220	1,467,776	3,816,216	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,434,004	2,434,004	3,450,220	8,318,228	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	782,814	260,938	-	1,043,752	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	704,532	528,399	-	1,232,931	Semiannual	5.95
Total							60,876,213	100,427,214	4,960,256	166,263,683

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,704	10,824	116,767,612	116,789,140	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	43,949,792	-	-	43,949,792	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	554,700	554,700	77,856,587	78,965,987	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	566,554,679	566,554,679	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,758	57,130	77,854,720	77,968,608	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	154,865,780	154,865,780	Semiannual	2.70
Total							44,571,954	622,654	993,899,378	1,039,093,986

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,324	17,468	15,488	49,280	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	27,793	31,085	34,830	93,708	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,000,000	-	-	30,000,000	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	6.78
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,732,610	-	-	6,732,610	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,977,327	-	5,977,327	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,227,678	1,227,678	1,688,058	4,143,414	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,544,816	2,544,816	3,181,018	8,270,650	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,636	545,635	-	1,091,271	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	736,608	552,456	-	1,289,064	Semiannual	5.95
Total							60,831,465	100,896,465	4,919,394	166,647,324

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,716	10,598	115,335,804	115,357,118	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	43,447,522	-	-	43,447,522	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	548,536	548,536	76,969,554	78,066,626	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	-	-	592,159,908	592,159,908	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,184	56,184	76,906,398	77,018,766	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	152,953,980	152,953,980	Semiannual	2.70
Total							44,062,958	615,318	1,014,325,644	1,059,003,920

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%
Bonds Serie D	0.53%

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The terms and conditions of the main interest accruing obligations as of March 31, 2025, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.66%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

a.	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

b.	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

c.	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026 at an annual fixed rate of 8.04% maturing April 17, 2026.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026 at an annual fixed rate of 8.58%.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.32%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate of 8.70%, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.35% maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate of 8.598%, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.74%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate of 7.998%, maturing on May 12, 2028.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of March 31, 2025), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027 at an annual fixed rate of 8.34%.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced at an annual fixed rate of 7.5%, maintaining the other current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

As of March 31, 2025, the Company was in compliance with all the requirements of this obligation and all the specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

On April 15, 2025, this loan was fully paid.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028 at an annual fixed rate of 7.17%.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company amortizes interest semi-annually and principal in a single payment at the end of the established term.

As of March 31, 2025, the Company was in compliance with all the requirements of this obligation and all the specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

On April 15, 2025, this loan was fully paid.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent outstanding balance is ThCh$ 55,157 as of March 31, 2025), at a fixed interest rate of 3.39%, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 103,542 as of March 31, 2025), at a fixed interest rate of 5.65%, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 (current balance to ThCh$ 1,666,667 as of March 31, 2025), at a fixed interest rate of 3.45%, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA[1] divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to four times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate of 3.95% and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On March, 17, 2025 this loan was fully paid.

Banco Itaú - Bank Loans

a)	On March 17, 2025, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú for a total of ThCh$ 3,000,000 at a fixed interest rate of 6.14% and maturity on March 17, 2026.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 at a fixed interest rate of 3.5%, maturing on April 24, 2024.

The subsidiary amortizes interest and principal on a monthly basis.

On April 24, 2024, the loan was fully paid.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (current balance equivalent to ThCh$ 7,599 as of March 31, 2025) at a fixed interest rate of 6.96%, maturing on June 16, 2025.

The subsidiary amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 8,823,263 as of March 31, 2025), at a fixed interest rate of 5.0%, maturing on April 4, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary amortizes interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 4,403,327 as of March 31, 2025), at a fixed interest rate of 5.61%, maturing on July 21, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary amortizes interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 1,826,565 as of March 31, 2025), at a fixed interest rate of 5.5% and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 1,409,065 as of March 31, 2025), at a fixed interest rate of 5.95% and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 116,682,330 as of March 31, 2025) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific indicated in letter C), number 1) Restrictions and compliance of financial obligations.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 72,926,456 as of March 31, 2025), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The principal will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 77,788,220 as of March 31, 2025) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 77,788,220 as of March 31, 2025) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich P Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 571,842,000 as of March 31, 2025), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of the principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 155,576,440 as of March 31, 2025), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 58,341,165 as of March 31, 2025), maturing on June 1, 2025. The interest will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[2] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which D Bond is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of March 31, 2025, the subsidiary was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

C)	Restrictions and compliance of financial obligations.

1)	Covenants – Banco del Estado de Chile Bank loan of ThCh$ 30,000,000 – Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[3] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of March 31, 2025, the Company was in compliance with the financial covenants.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

2)	Covenants – Banco del Estado de Chile Bank loan of ThCh$ 90,000,000 – Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of March 31, 2025, the Company was in compliance with the financial covenants.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
Additions	14,742,255	710,231	3,875,974	19,328,460
Additions for business combinations (cost) (2)	119,480	-	-	119,480
Conversion effect historic (cost)	(394,723)	(493,868)	(16,876)	(905,467)
Depreciation (*)	(8,414,007)	(2,156,709)	(1,403,956)	(11,974,672)
Conversion effect (depreciation)	254,338	345,043	(6,199)	593,182
Others increases (decreases) (1)	716,535	1,656,746	61,076	2,434,357
Divestitures (cost)	(293,531)	(264,372)	(250,557)	(808,460)
Divestitures (depreciation)	183,848	181,719	119,504	485,071
Sub-Total	6,914,195	(21,210)	2,378,966	9,271,951
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
As of December 31, 2024
Historic cost	67,640,867	12,451,324	9,861,206	89,953,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172

As of March 31, 2025
Additions	4,388,453	391,162	1,382,800	6,162,415
Conversion effect historic (cost)	(819,322)	(660,547)	(431)	(1,480,300)
Depreciation (*)	(2,322,074)	(444,914)	(572,021)	(3,339,009)
Conversion effect (depreciation)	377,024	537,248	(311)	913,961
Others increases (decreases) (1)	1,934,796	79,174	133,718	2,147,688
Divestitures (cost)	(27,290)	(642,748)	(307,012)	(977,050)
Divestitures (depreciation)	104,329	226,938	209,873	541,140
Sub-Total	3,635,916	(513,687)	846,616	3,968,845
Book Value	41,400,646	2,014,485	5,570,886	48,986,017
As of March 31, 2025
Historic cost	73,271,967	12,019,931	11,070,283	96,362,181
Accumulated depreciation	(31,871,321)	(10,005,446)	(5,499,397)	(47,376,164)
Book Value	41,400,646	2,014,485	5,570,886	48,986,017
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (3) as of December 31, 2024.

(*) This amount includes ThCh$ 53,617 (ThCh$ 119,202 as of March 31, 2024) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	9,974,047	43,489,886	9,451,551	39,782,317
Total	9,974,047	43,489,886	9,451,551	39,782,317
(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of March 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,644	51,358	68,002	Monthly	3.37
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	153,545	468,828	622,373	Monthly	2.85
Subtotal							170,189	520,186	690,375
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	256,703	83,315	340,018	Monthly	5.23
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,920,515	5,223,837	7,144,352	Monthly	3.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	159,354	261,932	421,286	Monthly	3.89
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,102	230,606	333,708	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	180,832	542,498	723,330	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	44,834	122,280	167,114	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	39,977	113,887	153,864	Monthly	0.84
Subtotal (leases IFRS )							2,705,317	6,578,355	9,283,672
Total							2,875,506	7,098,541	9,974,047

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,934	53,800	71,734	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	336,858	1,010,574	1,347,432	Monthly
Subtotal							354,792	1,064,374	1,419,166
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	302,305	138,959	441,264	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,156,356	5,791,498	7,947,854	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	212,492	394,542	607,034	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	211,408	539,871	751,279	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	225,174	675,523	900,697	Monthly
0-E	CCU and subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	PYG	60,170	162,131	222,301	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	48,135	137,392	185,527	Monthly
Subtotal (leases IFRS )							3,216,040	7,839,916	11,055,956
Total							3,570,832	8,904,290	12,475,122

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,426	50,596	67,022	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	150,334	459,014	609,348	Monthly	3.95
Subtotal							166,760	509,610	676,370
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	266,922	126,904	393,826	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,687,789	4,611,407	6,299,196	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	165,634	381,028	546,662	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	111,701	290,702	402,403	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	196,759	590,279	787,038	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	41,095	124,228	165,323	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	45,183	135,550	180,733	Monthly	3.18
Subtotal (leases IFRS )							2,515,083	6,260,098	8,775,181
Total							2,681,843	6,769,708	9,451,551

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,933	53,801	71,734	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	332,723	998,169	1,330,892	Monthly
Subtotal							350,656	1,051,970	1,402,626
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	307,671	220,578	528,249	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,450,259	3,390,487	4,840,746	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	527,860	1,517,399	2,045,259	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	230,259	633,511	863,770	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	245,335	736,004	981,339	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	51,708	150,184	201,892	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	54,132	162,396	216,528	Monthly
Subtotal (leases IFRS )							2,867,224	6,810,559	9,677,783
Total							3,217,880	7,862,529	11,080,409

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Non-current lease liabilities

As of March 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	CCU and subsidiaries	Chile	97,030,000-7	Suppliers of PPE	Chile	CLP	35,321	-	-	35,321	Monthly	2.14
90,413,000-1	CCU and subsidiaries	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	1,312,712	1,409,507	18,476,234	21,198,453	Monthly	3.95
Subtotal							1,348,033	1,409,507	18,476,234	21,233,774
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	10,702	-	-	10,702	Monthly	5.23
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,414,470	4,607,317	3,403,716	17,425,503	Monthly	3.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	341,944	353,462	906,939	1,602,345	Monthly	3.89
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	239,217	81,033	-	320,250	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,372,445	848,498	-	2,220,943	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	226,867	126,439	130,469	483,775	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	192,594	-	-	192,594	Monthly	0.84
Subtotal (leases IFRS )							11,798,239	6,016,749	4,441,124	22,256,112
Total							13,146,272	7,426,256	22,917,358	43,489,886

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	35,867	-	-	35,867	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,694,863	2,694,863	24,141,483	29,531,209	Monthly
Subtotal							2,730,730	2,694,863	24,141,483	29,567,076
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	46,659	-	-	46,659	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	10,349,213	5,019,266	3,712,152	19,080,631	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	676,888	676,888	1,617,356	2,971,132	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	739,908	416,781	-	1,156,689	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,584,411	976,112	-	2,560,523	Monthly
0-E	CCU and subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	PYG	298,087	163,655	157,626	619,368	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	225,322	-	-	225,322	Monthly
Subtotal (leases IFRS )							13,920,488	7,252,702	5,487,134	26,660,324
Total							16,651,218	9,947,565	29,628,617	56,227,400

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,636	-	-	52,636	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,285,168	1,379,838	18,428,958	21,093,964	Monthly	3.95
Subtotal							1,337,804	1,379,838	18,428,958	21,146,600
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	19,321	-	-	19,321	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,623,227	4,241,420	1,422,083	13,286,730	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	366,173	349,822	1,017,761	1,733,756	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	326,100	107,311	-	433,411	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,545,505	1,082,238	-	2,627,743	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	157,168	93,548	-	250,716	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	284,040	-	-	284,040	Monthly	3.18
Subtotal (leases IFRS )							10,321,534	5,874,339	2,439,844	18,635,717
Total							11,659,338	7,254,177	20,868,802	39,782,317

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	53,800	-	-	53,800	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,661,784	2,661,784	24,177,873	29,501,441	Monthly
Subtotal							2,715,584	2,661,784	24,177,873	29,555,241
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	504,286	140,151	-	644,437	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	5,372,599	2,661,773	626,856	8,661,228	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	2,138,893	1,188,049	1,357,385	4,684,327	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	918,048	524,460	-	1,442,508	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,780,137	1,249,933	-	3,030,070	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	193,267	104,757	-	298,024	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	333,391	-	-	333,391	Monthly
Subtotal (leases IFRS )							11,240,621	5,869,123	1,984,241	19,093,985
Total							13,956,205	8,530,907	26,162,114	48,649,226

Below is the detail of future payments and the value of lease liabilities:

	As of March 31, 2025
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,570,832	695,326	2,875,506
3 months to 1 year	8,904,290	1,805,749	7,098,541
Over 1 year to 3 years	16,651,218	3,504,946	13,146,272
Over 3 years to 5 years	9,947,565	2,521,309	7,426,256
More than 5 years	29,628,617	6,711,259	22,917,358
Total	68,702,522	15,238,589	53,463,933

	As of December 31, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,217,880	536,037	2,681,843
3 months to 1 year	7,862,529	1,092,821	6,769,708
Over 1 year to 3 years	13,956,205	2,296,867	11,659,338
Over 3 years to 5 years	8,530,907	1,276,730	7,254,177
More than 5 years	26,162,114	5,293,312	20,868,802
Total	59,729,635	10,495,767	49,233,868

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2024	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of March 31, 2025
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	41,257,611	(28,951,982)	(812,928)	21,041,764	3,026,551	237	-	(1,765,471)	33,795,782
Bond payable	98,433,154	-	(15,187,177)	-	8,108,930	1,308,260	-	(121,497)	92,541,670
Lease liabilities	9,451,551	(2,449,533)	(458,861)	-	442,226	183,565	706,099	2,099,000	9,974,047
Total others financial liabilities current	149,142,316	(31,401,515)	(16,458,966)	21,041,764	11,577,707	1,492,062	706,099	212,032	136,311,499
Non-current
Bank borrowings	166,647,324	-	-	-	-	2,411	-	(386,052)	166,263,683
Bond payable	1,059,003,920	-	-	-	-	(20,031,431)	-	121,497	1,039,093,986
Lease liabilities	39,782,317	-	-	-	-	357,900	5,456,316	(2,106,647)	43,489,886
Total others financial liabilities non-current	1,265,433,561	-	-	-	-	(19,671,120)	5,456,316	(2,371,202)	1,248,847,555
Total Others financial liabilities	1,414,575,877	(31,401,515)	(16,458,966)	21,041,764	11,577,707	(18,179,058)	6,162,415	(2,159,170)	1,385,159,054

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of March 31, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(18,632,260)	(1,550,225)	11,987,083	3,545,375	1,906,023	-	3,346,618	25,097,484
Bond payable	38,650,859	-	(14,029,553)	-	7,973,531	478,030	-	50,943	33,123,810
Lease liabilities	7,142,360	(2,821,518)	(592,811)	-	581,286	886,540	435,613	1,363,240	6,994,710
Total others financial liabilities current	70,288,089	(21,453,778)	(16,172,589)	11,987,083	12,100,192	3,270,593	435,613	4,760,801	65,216,004
Non-current
Bank borrowings	174,074,170	-	-	-	-	1,250	-	(1,152,583)	172,922,837
Bond payable	1,050,838,488	-	-	-	-	66,524,708	-	(50,943)	1,117,312,253
Lease liabilities	34,061,739	-	-	-	-	505,005	2,685,163	(2,025,520)	35,226,387
Total others financial liabilities non-current	1,258,974,397	-	-	-	-	67,030,963	2,685,163	(3,229,046)	1,325,461,477
Total Others financial liabilities	1,329,262,486	(21,453,778)	(16,172,589)	11,987,083	12,100,192	70,301,556	3,120,776	1,531,755	1,390,677,481

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	371,540,514	74,495	423,583,701	45,275
Trade an other current payables	371,540,514	74,495	423,583,701	45,275
Withholdings payable	62,705,921	-	91,303,484	-
Trade accounts payable withholdings	62,705,921	-	91,303,484	-
Total	434,246,435	74,495	514,887,185	45,275

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	189,183	2,579,429	217,491	2,535,825
Others	2,244,058	154,370	2,244,058	255,255
Total	2,433,241	2,733,799	2,461,549	2,791,080

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024	325,331	2,392,968	2,718,299
Additions for business combinations (1)	1,691,168	-	1,691,168
Incorporated	1,171,424	8,055	1,179,479
Used	(359,986)	-	(359,986)
Released	(70,013)	-	(70,013)
Conversion effect	(4,608)	98,290	93,682
Changes	2,427,985	106,345	2,534,330
As of December 31, 2024	2,753,316	2,499,313	5,252,629
As of March 31, 2025
Incorporated	393,495	-	393,495
Used	(61,753)	-	(61,753)
Released	(109,049)	-	(109,049)
Conversion effect	(207,397)	(100,885)	(308,282)
Changes	15,296	(100,885)	(85,589)
As of March 31, 2025	2,768,612	2,398,428	5,167,040
(1)	See Note 1 - General information, letter C), number (8).

(*) See Note 35 - Contingencies and commitments.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The maturities of provisions as of March 31, 2025, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	189,183	2,244,058	2,433,241
Between 1 and 5 years	536,026	154,370	690,396
More than 5 years	2,043,403	-	2,043,403
Total	2,768,612	2,398,428	5,167,040

The maturities of provisions as of December 31, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	217,491	2,244,058	2,461,549
Between 1 and 5 years	576,140	255,255	831,395
More than 5 years	1,959,685	-	1,959,685
Total	2,753,316	2,499,313	5,252,629

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Refundable tax previous year	15,034,220	5,069,480
Tax payments in advance	3,398,445	13,614,626
Benefits for tax losses	-	47,921
Others credits	2,534,306	936,169
Total	20,966,971	19,668,196

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Current tax liabilities

Tax payables are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Income tax	10,021,628	35,372,112
Monthly tax payment in advance	2,376,569	3,784,513
Tax under Article N°21	41,876	345,248
Tax payable prior year	31,786,011	-
Others	1,904,743	1,608,298
Total	46,130,827	41,110,171

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the three-months periods ended as of March 31,
	2025	2024
	M$	M$
Deferred taxes	11,016,157	6,957,281
Tax loss benefits	(5,208,719)	(6,856,159)
Total deferred tax income (expense)	5,807,438	101,122
Current tax expense	(9,521,712)	(14,722,046)
Total (expense) income for current taxes	(9,521,712)	(14,722,046)
(Expense) Income from income tax	(3,714,274)	(14,620,924)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the three-months periods ended as of March 31,
	2025	2024
	M$	M$
Net income from cash flow hedge	(169,848)	(536,509)
Actuarial gains and losses deriving from defined benefit plans	54,003	(80,955)
(Charge) credit to equity	(115,845)	(617,464)

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Efective Rate

The Company’s effective income tax rate expense for the three months ended March 31, 2025 and 2024 represents 5.70% and 21.00% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the three-months periods ended as of March 31,
	2025		2024
	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	65,202,240		69,648,531
Income tax using the statutory rate	(17,604,605)	27.00	(18,805,103)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	11,686,767	(17.92)	4,652,737	(6.60)
(Provisional) reversal of deferred taxes	3,127,757	(4.80)	-	-
Effect of tax rates in foreing subsidiaries	(924,193)	1.42	(468,558)	0.60
Income tax (expense) benefit	(3,714,274)	5.70	(14,620,924)	21.00

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,076,678	2,244,752
Others non-tax expenses	41,689,623	38,242,480
Benefits to staff	17,605,730	17,657,925
Inventory valuation	984,440	2,480,489
Intangibles	287,239	307,587
Property, Plant and Equipment	3,167,345	2,782,089
Deferred taxes related to assets arising from a single transaction	15,517,848	14,804,824
Others assets	4,653,987	3,642,101
Tax loss carryforwards	47,669,299	54,728,018
Subtotal by deferred tax assets	133,652,189	136,890,265
Deferred tax liabilities offset	(92,381,476)	(95,341,186)
Total assets from deferred taxes	41,270,713	41,549,079

Deferred taxes liabilities
Property, Plant and Equipment	129,085,206	133,958,756
Agricultural operation expenses	11,921,748	11,980,659
Manufacturing indirect activation costs	4,504,977	2,191,705
Intangibles	48,341,458	48,661,856
Deferred taxes related to liabilities arising from a single transaction	14,488,462	13,879,287
Others liabilities	12,087,215	12,625,602
Subtotal by deferred tax liabilities	220,429,066	223,297,865
Deferred tax assets offset	(92,381,476)	(95,341,186)
Total liabilities from deferred taxes	128,047,590	127,956,679
Total	(86,776,877)	(86,407,600)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2024	(57,905,237)
Deferred income tax credit	73,853,223
Conversion effect	(12,341,702)
Deferred taxes against equity	377,337
Deferred income tax on business combinations (2)	320,196
Others increases (decreases) (1)	(90,711,417)
Sub-Total	(28,502,363)
As of December 31, 2024	(86,407,600)

As of January 1, 2025
Deferred income tax credit	5,807,438
Conversion effect	3,509,169
Deferred taxes against equity	54,003
Others increases (decreases) (1)	(9,739,887)
Sub-Total	(369,277)
As of March 31, 2025	(86,776,877)
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, no impacts have been identified on Compañía Cervecerías Unidas S.A. or in the countries in which it operates.

The Company will continue to monitor the impact of Pillar Two and will adjust its policies and estimates as necessary to comply with the new tax rules.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of March 31, 2025 and December 31, 2024, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	35,052,538	-	47,861,302	-
Employment termination benefits	550,422	48,769,009	606,645	48,032,415
Total	35,602,960	48,769,009	48,467,947	48,032,415

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Vacation	18,268,198	20,729,130
Bonus and compensation	16,784,340	27,132,172
Total	35,052,538	47,861,302

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 6.52% and the Argentina of a 35.79%  for the period ended on March 31, 2025 and the December 31, 2024.

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current	550,422	606,645
Non-current	48,769,009	48,032,415
Total	49,319,431	48,639,060

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2024	39,982,216
Current cost of service	4,274,039
Interest cost	5,899,859
Actuarial (Gain) losses	1,581,040
Paid-up benefits	(3,835,681)
Past service cost	640,033
Conversion effect	(130,122)
Others	227,676
Changes	8,656,844
As of December 31, 2024	48,639,060
Current cost of service	1,026,050
Interest cost	1,050,013
Actuarial (Gain) losses	200,011
Paid-up benefits	(1,835,516)
Past service cost	679,435
Conversion effect	(439,622)
Changes	680,371
As of March 31, 2025	49,319,431

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Current cost of service	1,026,050	1,526,113
Past service cost	679,435	168,610
Non-provided paid benefits	3,056,517	3,294,620
Others	(40,693)	61,863
Total expense recognized in Consolidated Interim Statement of Income	4,721,309	5,051,206

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			6.52%	6.52%	35.79%	35.79%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	28.10%	28.10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,764,174	2,776,350
1% decrease in the Discount Rate (Loss)	(3,162,379)	(3,175,614)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Salaries	76,859,281	67,800,600
Employees’ short-term benefits	9,146,799	8,465,317
Total expenses for short-term employee benefits	86,006,080	76,265,917
Employments termination benefits	4,721,309	5,051,206
Others staff expense	15,629,979	13,876,588
Total (1)	106,357,368	95,193,711
(1)	See Note 30 - Natures of cost and expense.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of March 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	28,888,804	-	37,055,482	-
Outstanding parent dividends (1)	38,282,426	-	1,256,119	-
Subsidiaries dividends according to policy	18,373,487	-	10,606,978	-
Total dividends payable	85,544,717	-	48,918,579	-
Income received in advance	3,550	4,177,951	1,215,681	4,355,981
Others	851,170	-	874,028	-
Total	86,399,437	4,177,951	51,008,288	4,355,981

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of March 31, 2025 and December 31, 2024 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as March 31, 2025 and December 31, 2024.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the three-months periods ended as of March 31,
	2025	2024
Equity holders of the controlling company (ThCh$)	57,777,608	52,202,733
Weighted average number of shares	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	156.37	141.28
Equity holders of the controlling company (ThCh$)	57,777,608	52,202,733
Weighted average number of shares	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	156.37	141.28

As of March 31, 2025 and December 31, 2024, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of March 31, 2025 and December 31, 2024 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
268	04-30-2024	Final	85.06042	2023
269	11-28-2024	Interim	117.50000	2024
270	04-30-2025	Final	10.28470	2024

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 17, 2024, the shareholders approved the distribution of a final Dividend No. 268 of Ch$ 85.06042 per share, for a total amount to be distributed of ThCh$ 31,430,069 charged against 2023’s Net income. This dividend was paid since April 30, 2024.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 6, 2024, the shareholders approved the distribution of an interim Dividend No. 269 of Ch$ 117.50000 per share, for a total amount to be distributed of ThCh$ 43,416,587. This dividend was paid since November 28, 2024.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 16, 2025, the shareholders approved the distribution of a final Dividend No. 270 of Ch$ 100.28470 per share, for a total amount to be distributed of ThCh$ 37,055,485 charged against 2024’s Net income. This dividend was paid since April 30, 2025.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	629,067	(169,848)	459,219
Gains (losses) on exchange differences on translation (1)	(21,245,701)	-	(21,245,701)
Gains (losses) from defined benefit plans	(200,011)	54,003	(146,008)
Total comprehensive income As of March 31, 2025	(20,816,645)	(115,845)	(20,932,490)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,987,071	(536,509)	1,450,562
Gains (losses) on exchange differences on translation (1)	182,607,608	-	182,607,608
Gains (losses) from defined benefit plans	299,834	(80,955)	218,879
Total comprehensive income As of March 31, 2024	184,894,513	(617,464)	184,277,049

(1) These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a)	As of March 31, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	4,657,447	-	-	4,657,447
Gains (losses) from defined benefit plans	-	-	(1,447,717)	-	(1,447,717)
Conversion of joint ventures and foreign subsidiaries	(59,151,707)	-	-	(1,568)	(59,153,275)
Inflation adjustment of subsidiaries in Argentina	267,829,919	-	-	-	267,829,919
Taxes	-	(1,257,511)	335,215	-	922,296
Equity holders of the parent	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078
Total as of December 31, 2024	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Non-controlling interests	5,841,556	65,187	(91,201)	1,568	5,817,110
Sub-total	214,519,768	3,465,123	(1,203,703)	-	216,781,188

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

b)    As of March 31, 2024:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Changes
Reclassification of OCI to the value of the hedged asset	-	644,370	-	-	644,370
Gains (losses) from defined benefit plans	-	-	(198,582)	-	(198,582)
Conversion of joint ventures and foreign subsidiaries	(46,145,837)	-	-	973	(46,144,864)
Inflation adjustment of subsidiaries in Argentina	26,851,294	-	-	-	26,851,294
Taxes	-	(173,980)	53,617	-	(120,363)
Equity holders of the parent	(19,294,543)	470,390	(144,965)	973	(18,968,145)
Total as of December 31, 2024	31,288,284	(3,461,042)	(10,575,029)	(1,687,261)	15,564,952
Non-controlling interests	(1,951,158)	(11,171)	(1,043)	(973)	(1,964,345)
Sub-total	(21,245,701)	459,219	(146,008)	-	(20,932,490)

c)	As of December 31, 2024:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	4,657,447	-	-	4,657,447
Gains (losses) from defined benefit plans	-	-	(1,447,717)	-	(1,447,717)
Conversion of joint ventures and foreign subsidiaries	(59,151,707)	-	-	(1,568)	(59,153,275)
Inflation adjustment of subsidiaries in Argentina	267,829,919	-	-	-	267,829,919
Taxes	-	(1,257,511)	335,215	-	922,296
Equity holders of the parent	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078
Total as of December 31, 2024	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Non-controlling interests	5,841,556	65,187	(91,201)	1,568	5,817,110
Sub-total	214,519,768	3,465,123	(1,203,703)	-	216,781,188

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of March 31, 2025, December 31, 2024 and March 31, 2024 it amounts to a reserve of ThCh$ 31,288,284, ThCh$ 50,582,827 and ThCh$ 20,026,332, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of March 31, 2025, December 31, 2024 and March 31, 2024, the amounts in the balance related to Hedging reserves are negative of ThCh$ 3,461,042, ThCh$ 3,931,432 and ThCh$ 5,940,903, respectively, net of deferred taxes.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of March 31, 2025, December 31, 2024 and March 31, 2024 is a negative reserve of ThCh$ 10,575,029, ThCh$ 10,430,064 and ThCh$ 9,090,460 respectively, net of deferred taxes.

Other reserves: As of March 31, 2025, December 31, 2024 and March 31, 2024, the amount is a negative reserve of ThCh$ 39,508,780, ThCh$ 39,509,753 and ThCh$ 47,326,293, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438) (See Note 1 - General Information, letter C), number (3)).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 - General Information, letter C), number (3)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 - General Information, letter C), number (3)).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA made on April 26, 2024 (increase of ThCh$ 31,300) (See Note 1 - General Information, letter C), number (6)).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881) (See Note 11 - Accounts and transactions with related parties, number (4)).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186) (See Note 1 - General Information, letter C), number (9)).
-	Sales of shares of Bebidas del Paraguay on December 11, 2024, which generated an effect on the Company’s equity of ThCh$ 7,166,503 (See Note 1 - General Information, letter C), number (3)).

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	43,655,413	43,663,968
Bebidas del Paraguay S.A.	16,572,595	17,282,983
Aguas CCU-Nestlé Chile S.A.	24,506,015	28,814,742
Cervecería Kunstmann S.A.	10,870,443	11,083,795
Compañía Pisquera de Chile S.A.	12,308,092	11,887,306
Distribuidora del Paraguay S.A.	3,287,162	2,950,600
D&D SpA.	1,446,626	1,424,723
Aguas de Origen S.A.	11,938,152	12,262,838
AV S.A.	8,411,682	9,274,217
Bebidas Bolivianas BBO S.A.	6,449,099	7,054,461
Others	1,659,312	1,632,492
Total	141,104,591	147,332,125

b.	Net income attributable to non-controlling interest

Result	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	3,316,063	3,393,898
Viña San Pedro Tarapacá S.A.	446,406	245,342
Cervecería Kunstmann S.A.	(207,307)	(442,109)
Compañía Pisquera de Chile S.A.	776,378	839,405
Distribuidora del Paraguay S.A.	142,699	198,441
Bebidas del Paraguay S.A.	338,497	(454,801)
D&D SpA.	21,903	16,328
Aguas de Origen S.A.	(117,935)	-
AV S.A.	(223,525)	-
Bebidas Bolivianas BBO S.A.	(813,656)	(937,335)
Others	30,835	(34,295)
Total	3,710,358	2,824,874

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	722,614,807	813,042,655
Non-current assets	846,510,608	892,225,098
Current liabilities	436,853,176	549,971,229
Non-current liabilities	134,303,995	145,249,838

Dividends paid to noncontrolling interests	-	12,792,104

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	214,504,954	216,421,999
Non-current assets	241,864,753	243,013,446
Current liabilities	131,295,540	132,903,418
Non-current liabilities	30,708,462	32,108,567

Result	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Net sales	60,021,512	58,765,210
Net income of year	3,010,089	1,603,703

Viña San Pedro Tarapacá S.A. as of March 31, 2025 and 2024, has not made any dividend payments

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Direct cost	337,578,428	315,442,721
Personnel expense (1)	106,357,368	95,193,711
Transportation and distribution	107,836,517	97,740,999
Advertising and promotion	46,915,132	37,523,085
Depreciation and amortization	39,670,795	35,249,053
Materials and maintenance	24,557,569	21,127,350
Energy	13,002,573	11,093,084
Leases (2)	5,950,445	7,388,301
Others expenses (3)	48,794,155	37,416,262
Total	730,662,982	658,174,566
(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	2,889,087	98,225
Leases	92,558	169,204
Sale of glass and waste	629,539	271,618
Insurance claims recovery e Indemnities	78,194	7,384
Others (2)	1,186,266	518,348
Total	4,875,644	1,064,779
(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of real states located in Iquique, Chile, and Buenos Aires, Argentina, See Note 14 - Non-current assets of disposal groups classified as held for sale, letters a) and b).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Results derivative contracts (1)	(5,510,353)	6,416,002
Marketable securities to fair value	68,908	53,282
Loss on liquidation of Argentine government bonds	-	(5,404,936)
Others	(2,003,014)	-
Total	(7,444,459)	1,064,348
(1)	Under this concept there are ThCh$ 443,804 received (net), ThCh$ 4,103,704 (net) as of March 31, 2025 and 2024 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the liquidation of a financial instrument (Bono BOPREAL), used to the payment of both tax debts and debts from imports of goods and services, according to what is established in the Com. A 7925 and Decree N° 72 of the Republic of Argentina.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the three-months periods ended as of March 31,
	2025	2024
	ThCh$	ThCh$
Finance income	9,495,959	12,703,221
Finance costs	(20,752,884)	(19,368,518)
Gains (losses) on exchange differences	(444,237)	(8,467,435)
Result as per adjustment units	(6,017,421)	(1,879,441)

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	771,435,039	707,122,815
CLP	202,223,424	131,104,956
USD	510,929,417	532,776,367
Euros	2,494,943	2,520,585
ARS	45,306,391	30,548,903
UYU	4,156,337	2,136,790
PYG	3,163,547	5,241,028
BOB	1,836,880	1,206,368
Others currencies	1,324,100	1,587,818
Others financial assets	9,163,855	11,899,281
CLP	895,648	822,288
UF	7,520,509	7,232,587
USD	635,133	3,783,635
Euros	59,116	26,092
Others currencies	53,449	34,679
Others non-financial assets	31,612,373	31,143,442
CLP	10,301,736	4,844,074
USD	2,412,752	2,850,593
Euros	4,856,575	9,513,589
ARS	11,909,955	11,896,592
UYU	826,926	383,305
PYG	787,043	803,828
BOB	460,409	773,051
Others currencies	56,977	78,410
Trade and other current receivables	412,266,475	506,711,173
CLP	240,660,234	299,181,390
UF	360,830	360,586
USD	40,597,646	52,213,269
Euros	8,404,376	7,817,297
ARS	98,121,056	117,920,573
UYU	6,672,814	8,684,460
PYG	11,685,170	15,086,724
BOB	3,616,222	3,385,594
Others currencies	2,148,127	2,061,280
Accounts receivable from related parties	11,361,595	15,501,990
CLP	5,484,350	8,362,100
USD	2,903,166	2,207,523
Euros	9,134	29,204
ARS	16,576	11,689
PYG	2,948,369	4,790,036
Others currencies	-	101,438
Inventories	454,802,223	459,384,555
CLP	360,487,587	356,354,005
ARS	74,191,209	81,521,039
UYU	3,517,331	3,990,906
PYG	12,644,415	12,644,453
BOB	3,287,835	3,790,095
Others currencies	673,846	1,084,057
Biological assets	7,593,826	16,883,106
CLP	5,657,772	13,579,901
ARS	1,936,054	3,303,205
Current tax assets	20,966,971	19,668,196
CLP	6,836,372	6,792,673
USD	-	2,199
ARS	13,582,001	12,450,511
UYU	548,598	422,813
Non-current assets of disposal groups classified as held for sale	-	2,952,282
CLP	-	506,853
ARS	-	2,445,429
Total current assets	1,719,202,357	1,771,266,840

CLP	832,547,123	821,548,240
UF	7,881,339	7,593,173
USD	557,478,114	593,833,586
Euros	15,824,144	19,906,767
ARS	245,063,242	260,097,941
UYU	15,722,006	15,618,274
PYG	31,228,544	38,566,069
BOB	9,201,346	9,155,108
Others currencies	4,256,499	4,947,682
Other current assets	1,719,202,357	1,771,266,840

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Non-current assets
Others financial assets	32,450,963	30,060,601
UF	32,450,963	30,060,601
Trade and other non-current receivables	5,725,685	5,966,414
CLP	39,919	59,475
UF	2,279,190	2,245,560
ARS	3,406,576	3,661,379
Others non-financial assets	11,254,922	13,674,236
CLP	5,130,995	5,931,535
ARS	6,088,922	7,682,140
UYU	8,546	11,248
PYG	26,459	49,313
Accounts receivable from related parties	225,082	844,344
CLP	225,082	844,344
Investments accounted for using equity method	139,036,463	139,746,921
CLP	15,057,766	14,446,708
USD	882,751	896,458
ARS	1,391,499	1,380,017
Others currencies	121,704,447	123,023,738
Intangible assets other than goodwill	244,367,264	244,632,721
CLP	105,496,245	102,103,411
ARS	109,995,291	111,983,717
UYU	4,930,675	4,941,055
PYG	16,468,100	17,791,810
BOB	7,476,953	7,812,728
Goodwill	159,714,986	161,583,233
CLP	78,892,270	78,918,309
USD	21,321,710	-
ARS	59,215,193	60,204,613
UYU	-	5,186,877
PYG	285,813	5,702,154
BOB	-	11,571,280
Property, plant and equipment (net)	1,499,397,684	1,522,708,449
CLP	1,011,516,430	1,014,562,371
ARS	412,174,482	430,015,212
UYU	15,969,162	15,961,195
PYG	29,577,899	31,224,130
BOB	30,150,039	30,933,801
Others currencies	9,672	11,740
Investment property	12,479,164	12,666,980
CLP	3,265,569	3,272,632
ARS	9,213,595	9,394,348
Right of use assets	48,986,017	45,017,172
CLP	2,801,091	2,288,216
UF	45,408,076	41,832,914
ARS	7,841	9,305
UYU	352,075	461,687
PYG	416,934	425,050
Deferred tax assets	41,270,713	41,549,079
CLP	30,343,204	32,066,798
USD	1,890,243	1,913,015
ARS	8,163,235	6,375,839
UYU	652,499	652,186
PYG	221,532	541,241
Total non-current assets	2,194,908,943	2,218,450,150

CLP	1,252,768,571	1,254,493,799
UF	80,138,229	74,139,075
USD	24,094,704	2,809,473
ARS	609,656,634	630,706,570
UYU	21,912,957	27,214,248
PYG	46,996,737	55,733,698
BOB	37,626,992	50,317,809
Others currencies	121,714,119	123,035,478
Total non-current assets by currencies	2,194,908,943	2,218,450,150

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of March 31, 2025		As of December 31, 2024
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	80,729,606	63,271,592	35,475,633	120,726,369
CLP	4,038,092	20,532,617	21,109,878	18,046,884
UF	59,405,539	30,238,854	3,428,771	87,012,122
USD	606,992	6,191,408	531,474	9,442,661
Euros	-	167,293	103,888	-
ARS	16,412,288	-	10,059,999	-
PYG	-	40,317	36,457	-
BOB	266,695	6,090,686	188,449	6,224,702
Others currencies	-	10,417	16,717	-
Current lease liabilities	2,875,507	7,098,540	2,681,843	6,769,708
CLP	273,350	134,673	283,348	177,500
UF	2,074,059	5,692,665	1,838,123	5,070,421
USD	340,186	804,430	362,393	971,307
ARS	103,102	230,606	111,701	290,702
UYU	39,977	113,887	45,183	135,550
PYG	44,833	122,279	41,095	124,228
Trade and other current payables	429,783,491	4,462,944	510,626,190	4,260,995
CLP	226,306,077	4,244,509	254,769,653	3,901,022
USD	64,327,159	106,264	80,195,669	180,830
Euros	6,193,661	31	9,814,496	584
ARS	115,246,110	-	144,463,472	-
UYU	2,865,060	-	3,778,079	-
PYG	8,054,325	102,322	10,349,752	21,289
BOB	5,424,898	9,818	5,882,964	157,270
Others currencies	1,366,201	-	1,372,105	-
Accounts payable to related parties	38,098,080	-	36,417,518	-
CLP	9,122,663	-	10,046,312	-
USD	3,362,633	-	2,794,220	-
Euros	24,819,902	-	21,010,350	-
ARS	149,185	-	242,682	-
PYG	535,022	-	2,310,004	-
BOB	34,982	-	13,950	-
Others currencies	73,693	-	-	-
Other current provisions	189,183	2,244,058	217,491	2,244,058
CLP	67,634	2,244,058	164,622	2,244,058
ARS	92,686	-	22,110	-
PYG	28,863	-	30,759	-
Current tax liabilities	35,170,991	10,959,836	8,407,598	32,702,573
CLP	30,366,913	10,929,787	4,113,177	32,676,212
USD	701,598	11,667	604,091	-
ARS	3,059,027	3,699	3,007,964	3,834
UYU	798,883	-	469,118	-
PYG	244,570	-	213,248	-
Others currencies	-	14,683	-	22,527
Provisions for employee benefits	16,404,102	19,198,858	31,203,297	17,264,650
CLP	1,549,708	19,189,400	14,428,956	17,252,755
ARS	12,776,476	-	14,615,567	-
UYU	888,944	-	695,096	-
PYG	795,112	-	970,939	-
BOB	315,326	-	205,328	-
Others currencies	78,536	9,458	287,411	11,895
Others current liabilities	62,754,353	23,645,084	3,594,656	47,413,632
CLP	62,268,110	23,645,084	1,385,360	47,413,632
USD	-	-	1,215,681	-
PYG	486,243	-	993,615	-
Total current liabilities	666,005,313	130,880,912	628,624,226	231,381,985

CLP	333,992,547	80,920,128	306,301,306	121,712,063
UF	61,479,598	35,931,519	5,266,894	92,082,543
USD	69,338,568	7,113,769	85,703,528	10,594,798
Euros	31,013,563	167,324	30,928,734	584
ARS	147,838,874	234,305	172,523,495	294,536
UYU	4,592,864	113,887	4,987,476	135,550
PYG	10,188,968	264,918	14,945,869	145,517
BOB	6,041,901	6,100,504	6,290,691	6,381,972
Others currencies	1,518,430	34,558	1,676,233	34,422
Total current liabilities by currency	666,005,313	130,880,912	628,624,226	231,381,985

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of March 31, 2025			As of December 31, 2024
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	110,016,348	104,847,931	998,859,634	109,566,601	105,420,081	1,019,245,040
CLP	60,303,453	99,777,754	-	60,404,790	99,885,625	-
UF	44,617,324	672,616	427,386,959	44,107,075	663,871	422,216,054
USD	-	-	566,554,679	-	-	592,159,908
BOB	5,095,571	4,397,561	4,917,996	5,054,736	4,870,585	4,869,078
Non-current lease liabilities	13,146,272	7,426,256	22,917,358	11,659,338	7,254,177	20,868,802
CLP	42,976	-	-	71,957	-	-
UF	10,730,034	6,016,824	21,879,950	8,908,395	5,621,258	19,851,041
USD	1,714,390	1,201,960	906,939	1,911,678	1,432,060	1,017,761
ARS	239,217	81,033	-	326,100	107,311	-
UYU	192,595	-	-	284,040	-	-
PYG	227,060	126,439	130,469	157,168	93,548	-
Trade and other non-current payables	74,495	-	-	45,275	-	-
CLP	71,637	-	-	41,041	-	-
UF	2,858	-	-	4,234	-	-
Other non- current provisions	15,530	674,866	2,043,403	117,839	713,556	1,959,685
CLP	-	-	-	100,942	-	-
ARS	15,530	501,564	2,043,403	16,897	540,337	1,959,685
UYU	-	173,302	-	-	173,219	-
Deferred tax liabilities	41,197,061	16,723,869	70,126,660	40,864,865	17,064,504	70,027,310
CLP	26,915,112	9,119,895	28,840,114	26,302,201	9,240,534	28,787,902
ARS	14,212,089	7,581,731	37,107,836	14,520,341	7,800,990	36,584,730
UYU	-	-	868,277	-	-	875,489
PYG	69,860	22,243	1,387,506	42,323	22,980	1,768,718
BOB	-	-	1,922,927	-	-	2,010,471
Provisions for employee benefits	781,952	-	47,987,057	633,408	-	47,399,007
CLP	-	-	43,179,895	-	-	42,647,137
ARS	-	-	4,807,162	-	-	4,751,870
BOB	781,952	-	-	633,408	-	-
Others non-financial liabilities	2,308,714	1,495,390	373,847	1,863,665	996,926	1,495,390
CLP	1,495,390	1,495,390	373,847	996,926	996,926	1,495,390
PYG	813,324	-	-	866,739	-	-
Total non-current liabilities	167,540,372	131,168,312	1,142,307,959	164,750,991	131,449,244	1,160,995,234

CLP	88,828,568	110,393,039	72,393,856	87,917,857	110,123,085	72,930,429
UF	55,350,216	6,689,440	449,266,909	53,019,704	6,285,129	442,067,095
USD	1,714,390	1,201,960	567,461,618	1,911,678	1,432,060	593,177,669
ARS	14,466,836	8,164,328	43,958,401	14,863,338	8,448,638	43,296,285
UYU	192,595	173,302	868,277	284,040	173,219	875,489
PYG	1,110,244	148,682	1,517,975	1,066,230	116,528	1,768,718
BOB	5,877,523	4,397,561	6,840,923	5,688,144	4,870,585	6,879,549
Total non-current liabilities by currency	167,540,372	131,168,312	1,142,307,959	164,750,991	131,449,244	1,160,995,234

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of March 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Within 1 year	55,583,499	50,820,240
Between 1 and 5 years	131,379,867	60,096,921
More than 5 years	376,863	33,177,327
Total	187,340,229	144,094,488

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of March 31, 2025 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	499,553,260	18,056,417
Between 1 and 5 years	2,203,012,222	2,076,411
More than 5 years	1,446,721,083	-
Total	4,149,286,565	20,132,828

Capital investment commitments

As of March 31, 2025 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 67,652,580.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and joint venture abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 25,000 for cases of foreign companies.

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Company	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Labour Court of the city of Concepción	Collection of employee benefits.	Pending continuation of the hearing.	ThCh$ 27,803
Compañía Industrial Cervecera S.A. (1)	Administrative Courts	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage.	USD 97,000 ThCh$ 92,448
Aguas de Origen S.A. (2)	Civil and Commercial Court	Compensation for damages.	Answered lawsuit.	USD 188,990 ThCh$ 180,121
Aguas de Origen S.A. (3)	Labur Court	Laboral trials.	Answered lawsuit.	USD 1,705,078 ThCh$ 1,625,059
Zona Franca Central Cervecera S.A.S.	State counsil	Requirement to the Department of Cundinamarca, regarding determination of the basis for calculation of the Consumption Tax (ICO), for the period of November and December 2019.	Second instance sentence is awaited.	USD 921,239 ThCh$ 878,005
Zona Franca Central Cervecera S.A.S.	State counsil	Requirement to the Department of Cundinamarca, regarding determination of the basis for calculation of the Consumption Tax (ICO), for the period of January to October (except for August) of 2020.	Executed sentence.	USD 4,216,154 ThCh$ 4,018,290

(1)	Includes eighty-one claims.
(2)	Includes four trials.
(3)	Includes seventeen trials.

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 2,768,612 and ThCh$ 2,753,316 as of March 31, 2025 and December 31, 2024, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no litigation that involves significant passive or taxes in claim affecting the Company or its subsidiaries.

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2025

Guarantees

As of March 31, 2025, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	USD 2,600,000	December 22, 2025

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The Company, through a private notarized document dated May 24, 2024, is required to maintain a direct or indirect participation equal to or more than of 99.9% of its subsidiary CCU Inversiones II SpA., during the period of validity of the bank loan between Itaú Colombia S.A. and Joint Venture Central Cervecera de Colombia S.A.S. for a total of ThCOP 178,000,000, with maturity on May 30, 2025 or until the date on which the loan is paid in full.

c)	CCU Inversiones II, by means of a private notarized document dated May 24, 2024, undertakes to maintain a direct or indirect shareholding of at least 50% of the voting capital of the Joint Venture Central Cervecera de Colombia S.A.S. during the term of the bank loan with Itaú Colombia for a total of ThCOP 178,000,000, with maturity on May 30, 2025, or as long as there is any amount owed on the loan. Additionally, in the event that the debtor experiences difficulties in complying in a timely manner with any financial commitment derived from the loan (capital, interest, commissions, taxes or expenses of any kind), CCU Inversiones II SpA. will pay directly to the bank and/or provide the debtor with sufficient resources to proceed with the payment.

d)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas S.A. has with Banco Mercantil Santa Cruz S.A.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of March 31, 2025 have been approved by the Board of Directors on May 7, 2025.

b)	After March 31, 2025 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-127

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 7, 2025